  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 10, 1997

                                                REGISTRATION NO. 333-32949
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                            AMENDMENT NO.1 TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                         ENERGYNORTH NATURAL GAS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

      NEW HAMPSHIRE                  4920                    02-0209312
     (STATE OR OTHER           (PRIMARY STANDARD
     JURISDICTION OF              INDUSTRIAL              (I.R.S. EMPLOYER
    INCORPORATION OR          CLASSIFICATION CODE     IDENTIFICATION NO.)
      ORGANIZATION)                 NUMBER)

                          1260 ELM ST., P.O. BOX 329
                     MANCHESTER, NEW HAMPSHIRE 03105-0329
                                (603) 625-4000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------
                              ROBERT R. GIORDANO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         ENERGYNORTH NATURAL GAS, INC.
                         1260 ELM STREET, P.O. BOX 329
                     MANCHESTER, NEW HAMPSHIRE 03105-0329
                                (603) 625-4000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:

      RICHARD A. SAMUELS, ESQUIRE           JAMES L. NOUSS, JR., ESQUIRE
  MCLANE, GRAF, RAULERSON & MIDDLETON              BRYAN CAVE LLP
       PROFESSIONAL ASSOCIATION                ONE METROPOLITAN SQUARE
     900 ELM STREET, P.O. BOX 326            211 N. BROADWAY, SUITE 3600
       MANCHESTER, NH 03105-0326              ST. LOUIS, MO 63102-27500
            (603) 625-6464                         (314) 259-2000

                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

                               ----------------

  REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                         ENERGYNORTH NATURAL GAS, INC.

CROSS-REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF INFORMATION REQUIRED BY
                                ITEMS OF PART I
                                  OF FORM S-1

           FORM S-1 ITEM AND CAPTION               LOCATION IN PROSPECTUS
           -------------------------               ----------------------
  1. Forepart of the Registration
      Statement and Outside Front Cover
      Page of Prospectus..................   Front Cover Page; Prospectus Cover
                                             Page

  2. Inside Front and Outside Back Cover
      Pages of Prospectus.................   Available Information; Table of
                                             Contents

  3. Summary Information, Risk Factors and
      Ratio of Earnings to Fixed Charges..   Prospectus Summary; Risk Factors;
                                             The Company; Selected Financial
                                             Data

  4. Use of Proceeds......................   Use of Proceeds

  5. Determination of Offering Price......   Not Applicable

  6. Dilution.............................   Not Applicable

  7. Selling Security Holders.............   Not Applicable

  8. Plan of Distribution.................   Underwriting

  9. Description of Securities to be
      Registered..........................   Description of Bonds

 10. Interests of Named Experts and
      Counsel.............................   Legal Matters; Experts

 11. Information with Respect to the
      Registrant..........................   Prospectus Summary; Selected
                                             Financial Data; Management's
                                             Discussion and Analysis of
                                             Financial Condition and Results of
                                             Operations; Business; Certain
                                             Relationships and Related
                                             Transactions; Management;
                                             Description of Bonds; Financial
                                             Statements

 12. Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities.........................   Not Applicable

              SUBJECT TO COMPLETION, DATED SEPTEMBER 10, 1997
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS


                                      LOGO
                                  $22,000,000
                         ENERGYNORTH NATURAL GAS, INC.

                       FIRST MORTGAGE BONDS DESIGNATED AS

                  % SERIES E BONDS DUE SEPTEMBER 30, 2027
                                  -----------

  The First Mortgage Bonds Designated as % Series E Bonds Due September 30, 2027 (the "Bonds") offered hereby are being issued by EnergyNorth Natural Gas, Inc. (the "Company"). Interest on the Bonds is payable semiannually on each March 31 and September 30 beginning March 31, 1998.

  The Bonds will be issued in the form of one Global Security (a "Global Security") registered in the name of the nominee of The Depository Trust Company, as Depository and such nominee will be the sole holder of the Bonds. An owner of an interest in the Bonds ("Beneficial Owner") will not be entitled to the delivery of a definitive security except in limited circumstances. A Beneficial Owner's interest in the Global Security will be indicated on, and transfers will be effected only through, records maintained by the Depository and its participants. See "DESCRIPTION OF BONDS."

  The Bonds are redeemable at any time within 60 days after request on behalf of a deceased holder, subject to an annual maximum principal amount limitation of $25,000 per holder and $500,000 in the aggregate. At the option of the Company, the Bonds will be redeemable, in whole or in part, on or after September 30, 2002, at 104% of the principal amount, declining by 1% of the principal amount per year for each of the succeeding four years, plus accrued interest. There will be no sinking fund established to redeem the Bonds. See "DESCRIPTION OF BONDS."

  There is currently no market for the Bonds and there is no assurance that one will develop. The Company does not intend to list the Bonds for trading on any national securities exchange. After application of a portion of the net proceeds from the sale of the Bonds to redeem certain other outstanding bonds issued by the Company, the principal amount of the Company's secured indebtedness having an equal priority lien on the Company's property will be $21,000,000. See "USE OF PROCEEDS." The Bonds are secured by a lien on certain assets of the Company and are not secured by assets of EnergyNorth, Inc.
("ENI"), the Company's parent corporation, or of EnergyNorth Propane, Inc. ("ENPI"), ENI's other principal subsidiary. Purchasers of the Bonds will have no claim on the assets of ENI or ENPI.
                                  -----------
  SEE "RISK FACTORS" COMMENCING ON PAGE 5 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                                  -----------
THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION,  NOR  HAS  THE
 SECURITIES AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES COMMISSION PASSED
  UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                             PRICE TO   UNDERWRITING PROCEEDS TO
                                              PUBLIC    DISCOUNT(1)  COMPANY(2)
- --------------------------------------------------------------------------------
Per Bond..................................      100%       $           $
- --------------------------------------------------------------------------------
Total.....................................  $22,000,000    $           $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) The Company has agreed to indemnify Edward D. Jones & Co., L.P. (the "Underwriter") against certain civil liabilities under the Securities Act of 1933. See "UNDERWRITING."
(2) Before deduction of expenses payable by the Company estimated at $124,367.
                                  -----------

  The Bonds are offered by the Underwriter, subject to prior sale, when, as, and if issued to and accepted by the Underwriter subject to approval of certain legal matters by counsel for the Underwriter and certain other conditions. The Underwriter reserves the right to withdraw, cancel, or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Global Security will be made through the facilities of the Depository in New York, New York, on or about September , 1997 against payment therefor in immediately available funds.
                          EDWARD D. JONES & CO., L.P.

             The date of this Prospectus is September  , 1997

  [Photo depicts map of the EnergyNorth Natural Gas, Inc. Service Territory]





  The Company will provide to each Beneficial Owner of the Bonds upon the written request of any such person a copy of annual reports on Form 10-K and quarterly reports on Form 10-Q free of charge. Such requests should be addressed to the Manager, Public and Investor Relations of the Company, P.O. Box 329, Manchester, NH 03105-0329.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE BONDS, INCLUDING OVERALLOTMENT, STABILIZING TRANSACTIONS, AND THE PURCHASE OF BONDS TO COVER SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The information set forth below should be read in conjunction with and is qualified in its entirety by the detailed information and financial statements contained in this Prospectus.

                                  THE OFFERING

Issuer....................  EnergyNorth Natural Gas, Inc.

Securities Offered........  $22,000,000 aggregate principal amount of First
                            Mortgage Bonds Designated as % Series E Bonds Due September 30, 2027.

Risk Factors..............  The Company's operations and the Bonds are subject to certain risks. See "RISK FACTORS."

Maturity..................  September 30, 2027.

Interest Payment Dates....  Each March 31 and September 30, beginning March 31,
                            1998 until redemption or maturity.

Collateral...........       The Bonds are secured by a first mortgage on
                            substantially all of the real and personal property of the Company. The Bonds rank equally and ratably with all other of the Company's first mortgage bonds. The Bonds are not secured by assets of ENI or ENPI, and purchasers of Bonds will have no claim on the assets of ENI or ENPI.

Use of Proceeds...........  The proceeds will be used to retire all existing
                            First Mortgage Bonds Designated as 8.67% Series A General and Refunding Mortgage Bonds Due 2002 and to repay the Company's short-term debt. See "USE OF PROCEEDS."

Deceased Beneficial
 Owner's Redemption
 Privilege................  At the option of any deceased Beneficial Owner's representative, interests in the Bonds are redeemable at 100% of the principal amount, plus accrued interest, at any time, subject to the maximum principal amount of $25,000 per deceased Beneficial Owner and $500,000 in the aggregate for all deceased Beneficial Owners, during the initial period ending September 30, 1998 and for each twelve-month period thereafter. See "DESCRIPTION OF BONDS--Limited Right of Redemption Upon Death of a Beneficial Owner."

Company's Redemption
 Privilege................  The Bonds are not subject to redemption at the option of the Company prior to September 30, 2002. Thereafter, the Bonds will be redeemable, in whole or in part, at the Company's option, at 104% of the principal amount, declining by 1% of the principal amount per year for each of the succeeding four years, plus accrued interest. See "DESCRIPTION OF BONDS-- Redemption at Option of the Company."

Trustee...................  Bank of New Hampshire.

                         SUMMARY FINANCIAL INFORMATION
                 (IN THOUSANDS, EXCEPT RATIOS AND PERCENTAGES)

                              TWELVE MONTHS
                                  ENDED
                              JUNE 30, 1997 FISCAL YEARS ENDED SEPTEMBER 30,
                              ------------- ----------------------------------
                                               1996        1995        1994
                               (UNAUDITED)  ----------  ----------  ----------
Total operating revenues.....    $92,004    $   77,510  $   69,817  $   88,150
Operating income.............      8,217         8,200       6,540       8,096
Net income...................      5,437         5,427       3,745       4,837
Interest charges.............      3,540         3,508       4,049       3,675
Ratio of earnings to fixed
 charges(1)..................       3.28x         3.27x       2.27x       2.83x
Ratio of earnings to fixed
 charges pro forma(1)(2).....       3.03x
Long-term debt (including
 capital lease obligations
 and excluding current
 maturities) as percentage of
 total capitalization........       36.6%         39.6%       42.9%       44.4%

- --------
(1) For the purpose of computing these ratios, earnings consist of net income plus income taxes and fixed charges. Fixed charges consist of total interest, amortization of debt discount, premium and expense, and the estimated portion of interest implicit in rentals.

(2) Assuming that the Bonds had been outstanding throughout the period and that the indebtedness to be retired from the proceeds of the sale of the Bonds had not been outstanding and assuming a 7.5% per annum interest rate on the Bonds.

                        CAPITALIZATION AT JUNE 30, 1997
                       (IN THOUSANDS, EXCEPT PERCENTAGES)

                                                                     AS
                                                    ACTUAL       ADJUSTED(2)
                                                 -------------  -------------
Long-term debt (including capital lease
 obligations and excluding current
 maturities)(1)................................. $26,789  36.6% $44,066  48.7%
Common shareholder's equity.....................  46,429  63.4   46,429  51.3
                                                 ------- -----  ------- -----
  Total capitalization.......................... $73,218 100.0% $90,495 100.0%
                                                 ======= =====  ======= =====

- --------
(1) Current maturities of long-term debt were $1,663.
(2) Adjusted for the sale of the Bonds at par. The Company targets an average ratio of 50% long-term obligations to total capitalization and anticipates retaining future earnings or receiving capital contributions from its shareholders to achieve this ratio.

                                 RISK FACTORS

  Prospective purchasers should carefully consider, together with the other information contained and incorporated by reference in this Prospectus, the following risk factors before purchasing the Bonds offered hereby. Prospective purchasers should note, in particular, that this Prospectus contains forward-looking statements and that actual results could differ materially from those contemplated by such statements. Prospective purchasers should also refer to the factors discussed under "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Factors That May Affect Future Results." These considerations are not intended to represent a complete list of the general or specific risks that may affect the Bonds or the Company. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth below may affect the Bonds or the Company to a greater extent than indicated.

FACTORS AFFECTING THE GAS UTILITY INDUSTRY

  The natural gas utility industry is subject to numerous regulations and uncertainties, many of which may affect the Company in varying degrees. Industry issues which have affected or may affect the Company from time to time include the following:

 .  Fluctuations in demand attributable to weather (see "MANAGEMENT'S
   DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-- General");

 . New business and operational requirements for gas supply resulting from changes in federal regulation of interstate pipelines;

 .  Competition with other sources of gas supply;

 .  Competition with alternative sources of energy (see "MANAGEMENT'S
   DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-- General");

 . Uncertainty in achieving an adequate return on invested capital due to inflation;

 . Difficulty in obtaining rate increases from regulatory authorities in adequate amounts and on a timely basis;

 . Attrition in earnings produced by the combination of increasing expenses and the costs of new capital which may exceed allowed rates of return;

 . The availability of pipeline transportation capacity necessary to secure supplies of gas;

 . Bypass of the Company's intrastate gas transportation system by customers installing private transmission mains from the interstate transmission system (see "BUSINESS--Deregulation");

 .  Volatility in the price of natural gas;

 .  Increases in construction and operating costs;

 .  Environmental regulations and costs of environmental remediation;

 . The possibility of state regulation requiring the unbundling of various elements of gas distribution and service;

 . Rates and margin for gas transportation service and customer choice of transportation service without gas sales service (see "BUSINESS-- Competition");

 .  The possibility of change from cost-based rate regulation; and

 . Uncertainty in the projected rate of growth of customers' energy requirements.

ABSENCE OF PUBLIC MARKET FOR THE BONDS

  There is no public trading market for the Bonds, and the Company does not intend to apply for listing of the Bonds on any national securities exchange or for quotation of the Bonds on any automated dealer quotation system. The Company has been advised by the Underwriter that it presently intends to make a market in the Bonds after the consummation of the offering contemplated hereby, although the Underwriter is under no obligation to do so, and may discontinue any market-making activities at any time without any notice. No assurance can be given as to the liquidity of the trading market for the Bonds or that an active public market for the Bonds will develop. If an active public trading market for the Bonds does not develop, the market price and liquidity of the Bonds may be adversely affected. If the Bonds are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, performance of the Company, and certain other factors.

EFFECT OF WEATHER

  The Company's business is influenced by seasonal weather conditions. The amount of gas sold and transported for central and space heating purposes and, to a lesser extent, water heating is directly related to the ambient air temperature. Consequently, more gas is sold and transported during the winter months than during the summer months, resulting in seasonal differences in revenues. Because the Company's rates are set based on normal temperatures, warmer than normal temperatures will have an adverse impact on the Company's revenues and earnings. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

ENVIRONMENTAL MATTERS

  The Company and its predecessors owned or operated several facilities for the manufacture of gas from coal, a process used through the mid-1900's. The costs of remediation of by-products produced by that process at two of those former manufactured-gas facility sites are uncertain, and it is uncertain whether investigation or remediation of by-product disposal related to other of the manufactured-gas facilities owned or operated by the Company and its predecessors will be required in the future and, if required, what the cost of such investigation or remediation will be. Moreover, although substantially all of such costs have been allowed to be recovered through rates (over a period of years but without recovery of carrying costs on the unamortized balance), and the Company anticipates that such substantial recovery will continue to be allowed, future proceedings could result in allowance of less than substantially all such costs, and there can be no assurance that such costs will not have a material adverse impact on the Company. See "BUSINESS-- Legal Proceedings and Environmental Matters."

                                  THE COMPANY

  EnergyNorth Natural Gas, Inc. is a regulated utility engaged in the purchase, transportation, and sale of natural gas for residential, commercial, and industrial use in New Hampshire. The Company distributes natural gas through an underground pipeline distribution network to more than 75 percent of the natural gas customers in New Hampshire. The Company's approximately 68,000 natural gas customers are located in 27 cities and towns with a combined population of approximately one-half million residents. The Company is headquartered in Manchester, New Hampshire and is a wholly-owned subsidiary of EnergyNorth, Inc. ("ENI"), a public utility holding company, exempt from registration under the Public Utility Holding Company Act of 1935, also headquartered in Manchester, New Hampshire. The Company is one of two principal operating subsidiaries of ENI. ENI's other principal subsidiary is EnergyNorth Propane, Inc. ("ENPI"), a non-regulated business which sells and delivers liquefied petroleum gas ("propane" or "LP") to customers both within and beyond the natural gas pipeline network. See "BUSINESS-General." The mailing address of the Company's principal executive office is 1260 Elm Street, P.O. Box 329, Manchester, New Hampshire 03105-0329, and its telephone number is (603) 625-4000.

                                USE OF PROCEEDS

  The proceeds to the Company from the sale of the Bonds, net of the estimated underwriting discount and expenses of approximately $125,000, are estimated to be approximately $20,995,000. The Company intends to use the net proceeds to retire all of its outstanding First Mortgage Bonds Designated as 8.67% Series A General and Refunding Mortgage Bonds Due 2002 (approximately $5,900,000) and to repay its short-term borrowings (approximately $14,500,000), which short-term borrowings have a weighted average interest rate as of June 30, 1997 of approximately 6.55% per annum. Any balance of net proceeds will be used for working capital purposes. Pending such applications, the net proceeds may be temporarily invested in short-term investment grade securities.

                            SELECTED FINANCIAL DATA

  The following table sets forth selected financial data of the Company. The selected financial data as of and for the five fiscal years ended September 30, 1996 was derived from the audited financial statements of the Company. The selected financial data as of and for the twelve months ended June 30, 1997 was derived from unaudited financial statements of the Company which, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation thereof. The results of operations for the twelve months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 1997. The financial data set forth below should be read in conjunction with the Financial Statements and the Notes thereto and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS " included elsewhere in this Prospectus.

                         TWELVE MONTHS
                             ENDED
                         JUNE 30, 1997      FISCAL YEARS ENDED SEPTEMBER 30,
                         ------------- -----------------------------------------------
                          (UNAUDITED)    1996      1995      1994      1993     1992
                                       --------  --------  --------  --------  -------
                                          (DOLLARS IN THOUSANDS)
Total operating
 revenues...............   $ 92,004    $ 77,510  $ 69,817  $ 88,150  $ 78,495  $73,067
Net income..............      5,437       5,427     3,745     4,837     4,960    3,392
Cash dividends..........      3,651       3,635     3,368     3,199     3,072    2,854
Total assets............    122,084     122,706   112,287   111,685   104,091   98,212
Capitalization:
  Common stockholder's
   equity...............     46,429      41,357    38,065    37,688    34,860   32,172
  Long-term debt
   (including capital
   lease obligations)...     26,789      27,102    28,577    30,143    31,786   33,040
    Total
     capitalization.....     73,218      68,459    66,642    67,831    66,646   65,212
Short-term debt
 (including current
 portion of long-term
 debt)..................      7,163      11,206     3,195     1,709     4,428    4,378
Ratio of earnings to
 fixed charges..........       3.28x       3.27x     2.27x     2.83x     2.88x    2.24x

- --------
  Reclassifications are made periodically to previously issued financial data to conform to the current presentation.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company's rates charged to customers are regulated by the New Hampshire Public Utilities Commission ("NHPUC"). The NHPUC is required by New Hampshire law to allow the Company to charge rates that are just and reasonable, such that the Company is compensated for the cost of providing service and allowed a reasonable rate of return on its investment. The Company regularly assesses whether it is earning a reasonable return and files for rate increases when it determines that it is not being permitted to earn a reasonable return.

  The Company generates revenues primarily through the sale and transportation of natural gas. The Company's gas sales are divided into two categories: firm, whereby the Company must supply gas to customers on demand; and interruptible, whereby the Company may, generally during cooler months, discontinue service to high volume industrial customers. Sales of gas to interruptible customers do not materially affect the Company's operating income because all margin on such sales is returned to the Company's firm customers.

  The Company's tariff of rates includes cost of gas adjustment ("CGA") rates which provide for increases and decreases in the rates charged for gas to reflect estimated changes in the cost of gas. Although changes in CGA rates affect revenues, they do not affect total margin because the CGA is a tariff mechanism designed to provide dollar-for-dollar recovery of gas costs. Amounts recovered under CGA rates are reconciled semiannually against actual costs, and future CGA rates are adjusted accordingly.

  The Company's sales are responsive to colder weather because the majority of its firm customers use natural gas for space heating purposes. The Company measures weather through the use of degree days. A degree day is calculated by subtracting the average temperature for the day from 65 degrees Fahrenheit. The "normal" number of degree days during any period is calculated based upon a rolling approximate thirty-year average number of degree days during such period. The table below discloses degree day data as recorded at the U.S. weather station in Concord, New Hampshire, comparing actual degree days to the previous period and to normal. As a result of the size and topographical variations of the Company's service territory, weather conditions within such territory often vary. The Company considers Concord, New Hampshire weather data to be representative of weather conditions within its service territory.

                                      DEGREE DAYS
                                  --------------------
                                         PRIOR          CHANGE VS.  CHANGE VS.
                                  ACTUAL PERIOD NORMAL PRIOR PERIOD   NORMAL
                                  ------ ------ ------ ------------ ----------
Fiscal year ended September 30,
 1994............................ 7,877  7,550  7,512       4.3%        4.9%
Fiscal year ended September 30,
 1995............................ 6,834  7,877  7,525     (13.2)%      (9.2)%
Fiscal year ended September 30,
 1996............................ 7,482  6,834  7,549       9.5%       (0.9)%
Twelve months ended June 30,
 1997............................ 7,357  7,482  7,511      (1.7)%      (2.1)%

  Shifts between transportation and sales gas will cause variations in natural gas revenues since the transportation rate does not include the commodity cost of gas, which is billed directly to the customer by its marketer. Prior to August 1, 1997, the Company's rate structure provided approximately the same margin from sales service and transportation service. Effective August 1, 1997, transportation rates were reduced by approximately 3%. The Company cannot predict the impact, if any, that the results of this reduction in transportation rates will have on customers' decisions to switch to transportation service or the resulting impact decisions to switch would have on operating income. The Company will seek an adjustment in overall rates if it determines that reductions in transportation rates and increases in the number of transportation customers impair its ability to earn its allowed return. At June 30, 1997, the Company had 37 transportation customers compared to 25 customers the previous year.

RESULTS OF OPERATIONS--TWELVE MONTHS ENDED JUNE 30, 1997 COMPARED TO TWELVE MONTHS ENDED SEPTEMBER 30, 1996

 Earnings and Operating Revenues


  Net income increased to $5,437,000 for the twelve months ended June 30, 1997 from $5,427,000 for fiscal year 1996. Total operating revenues were $92,004,000 compared to $77,510,000 in the prior period, an 18.7% increase. Higher purchased gas cost of approximately $15,000,000 passed through the CGA was the primary reason for the significant increase. Despite a 1.5% increase in the average number of customers, warmer weather resulted in firm sendout, including firm transportation, that was essentially unchanged from fiscal year 1996. Margin earned from utility natural gas operations decreased $427,000, or 1.2%.

 Operating Expenses

  Decreases in wages and related operating expense reductions, as a result of reductions in the workforce and overtime requirements, were the primary reasons for the net decrease in operations and maintenance expense. Continued capital additions to the distribution system and amortization of environmental remediation costs account for the increase in depreciation and amortization expense.

  Taxes other than income taxes decreased 2.2% due to property tax abatements and a reduction in the public utility tax assessment.

  While interest on long-term debt decreased 3.4% compared to fiscal year 1996, other interest expense increased 16.6%. Higher average outstanding short-term borrowings during the twelve months ended June 30, 1997 was the primary reason for the increase.

RESULTS OF OPERATIONS--FISCAL 1996 COMPARED TO FISCAL 1995

 Earnings

  Net income for 1996 was a record $5,427,000, which represents a 45% increase over the $3,745,000 net income for 1995. The 1996 increase in earnings was primarily due to greater margins resulting mostly from growth in volumes delivered. Volumes of firm gas delivered to utility customers increased 13.1% to 11,400,000 Mcf (1,000 cubic feet). Weather in the Company's service area was near normal in 1996, but 9.5% colder than the prior year (based upon a comparison of degree days for such periods). In addition, 1995 earnings included a $215,000 after-tax gain on the sale of railcars.

 Operating Revenues

  Operating revenues were $77,510,000 in 1996, compared to $69,817,000 in 1995. The increase resulted primarily from increased volumes delivered to firm residential and commercial heating customers due to the colder weather and 1.7% customer growth in 1996. Revenues from gas transported for customers under firm transportation service rates increased more than 40% to $979,000, due to a 45% increase in volumes transported. This increase included a shift of 162,000 Mcf from firm commercial and industrial sales to firm transportation sales, representing a decrease of $516,000 in operating revenue attributable to the commodity cost of gas.

 Cost of Gas Sold

  Cost of gas was $39,115,000 in 1996 and $35,602,000 in 1995. The increase was primarily due to higher prices from suppliers (approximately $5,900,000) and the increase in delivered volumes (approximately $4,700,000), partially offset by timing differences related to the recovery of gas costs through the CGA (approximately $7,200,000). The average unit cost of gas sold in 1996 was $3.96 per Mcf, compared to $3.44 per Mcf in 1995. Increases or decreases in purchased gas costs from suppliers have no significant impact on margin, as they are recovered from customers through the CGA.

 Operating Expenses

  Operations and maintenance expense increased $217,000, or 1.2%, to $18,624,000 in 1996. Reductions in the workforce, other cost saving initiatives, and workers' compensation and health insurance refunds helped offset most of the increases from liability insurance, uncollectible accounts and other administrative expenses.

  Depreciation and amortization expense increased from $4,063,000 to $4,693,000 in 1996, consistent with the Company's continued investment in the expansion and upgrading of its distribution system and facilities and amortization of environmental remediation costs. Net additions to property, plant, and equipment were $7,496,000 and $6,407,000 in 1996 and 1995, respectively.

  Taxes other than income taxes increased $194,000 to $3,654,000 primarily due to increases in property taxes, resulting from property tax rate increases and additions to taxable property. A higher level of pretax income was the main reason for the $1,479,000 increase in total federal and state income taxes in 1996. In addition, as a result of the resolution of certain federal income tax issues, the Company reduced federal income taxes by $200,000 in 1995.

  Total other income for 1995 includes a gain of $350,000 from the sale of railcars formerly used to transport liquid propane.

  Fiscal 1996 interest expense decreased 13.4% from 1995 due mainly to the repayment of $1,664,000 of long-term debt and a decrease in average short-term borrowings and average short-term interest rates.

RESULTS OF OPERATIONS--FISCAL 1995 COMPARED TO FISCAL 1994

 Earnings

  Net income declined to $3,745,000 in 1995 from 1994 net income of $4,837,000. A key reason for the decrease in net income was the impact on operations of significantly warmer weather during the 1995 heating season. In 1994, net income was impacted by record colder than normal temperatures.

 Operating Revenues

  Operating revenues were approximately $69,800,000 in 1995, a decrease of 20.9% from 1994. The total volume of gas sendout declined 7.5% as temperatures in 1995 were 13.2% warmer than in 1994 and 9.2% warmer than normal. The average number of utility customers increased 2.1% to more than 65,000 in 1995.

 Cost of Gas Sold

  The average unit cost of gas purchased and produced decreased to $3.44 per Mcf in 1995 from $4.03 per Mcf in 1994.

 Operating Expenses

  Operations and maintenance expense decreased 4% in 1995, primarily because of reductions in the workforce combined with reductions in workers' compensation insurance and bad debt expense.

  Capital expenditures for the Company's continuing expansion and system improvement programs were the reason for the 4.1% increase in depreciation and amortization in 1995.

  A gain of $350,000 from the sale of railcars formerly used to transport liquid propane is included in total other income for 1995.

  Total interest expense was $4,049,000 in 1995, or 10.2% greater than 1994. The Company's total average short-term borrowings and the weighted average short-term interest rate were greater than in 1994.

  Total federal and state income taxes decreased $535,000 in 1995. The lower level of pretax income and the resolution of certain tax issues are the principal reasons for the decrease. Partially offsetting the decrease was the impact of the repeal of the franchise tax, which was a credit against state income taxes. The Company recorded state income taxes of $359,000 in 1995. No state income taxes were recorded in 1994, when the franchise tax was in effect.

CAPITAL RESOURCES AND LIQUIDITY

  Because of the seasonal nature of the Company's operations, a substantial portion of cash receipts are generated during the November-March heating season, which results in the highest cash inflow during late winter and early spring. However, cash requirements for capital expenditures, dividends, long-term debt retirement, and working capital do not track this pattern of cash receipts. The greatest demand for cash is in the fall and early winter to support the completion of the annual construction program and to fund gas inventories and other working capital requirements.

  Cash provided by operations and financing activities was sufficient to fund investing activities in 1996. Higher earnings due to increased margins from greater sales volumes had a favorable impact on funds provided by operating activities. Prior to November 1996, ENI, the Company's parent, raised approximately $1,500,000 of common equity through its Dividend Reinvestment and Stock Purchase Plan and contributed $1,500,000 to the Company's common capital. Borrowings against lines of credit during 1996 ranged from zero to a high of approximately $9,500,000. The Company's major uses of cash were capital expenditures of $7,496,000, environmental remediation of $672,000, and retirement of $1,664,000 of long-term debt. Deferred gas costs increased $9,428,000, due to the timing of the recovery of increased gas costs through the CGA. In addition, dividend payments to ENI totaled $3,635,000 in 1996.

  At June 30, 1997, deferred gas cost was in a $2,476,000 overcollected position resulting from prior summer period activity. The overcollected amounts are being returned to customers during the current summer period through the CGA.

  Capital expenditures for 1997 are currently projected at approximately $11,800,000, and annual sinking fund requirements and maturities of long-term debt are scheduled to be $1,700,000 in 1997. Included in 1997 construction expenditures is a major main extension project to serve the town of Milford, New Hampshire. Additional cash requirements will be necessary for the payment of dividends, environmental remediation, and working capital. Cash to fund these requirements is expected to be provided principally by internally generated funds, short-term bank borrowings under the Company's lines of credit, and debt financing. At September 30, 1996, the Company had available lines of credit aggregating $12,500,000 with $9,535,000 outstanding. At June 30, 1997 the available lines of credit were $14,700,000 with $5,500,000 outstanding. In addition, a credit line of $9,500,000 was available at September 30, 1996 and June 30, 1997 under the Company's fuel inventory trust financing plan. At June 30, 1997, the Company's inventory in trust was $4,083,000 with an outstanding purchase obligation of $4,101,000.

  On June 30, 1997, the Company's capitalization consisted of 58% common equity and 42% debt, including short-term debt. After issuance of the Bonds and use of the proceeds (See "USE OF PROCEEDS"), capitalization will consist of approximately 51% common equity and 49% debt. Return on average common equity was 12.14% for the twelve months ended June 30, 1997. In order to contribute to both stability and the ability to market new securities when appropriate, the Company attempts to maintain a balanced capital structure.

ENVIRONMENTAL MATTERS

  The Company is involved in the investigation and remediation of certain environmental matters. See "BUSINESS--Legal Proceedings and Environmental Matters." The Company accrues charges in connection with environmental costs when it is probable that a liability exists and the amount or range of amounts can be reasonably estimated.

FACTORS THAT MAY AFFECT FUTURE RESULTS

  The preceding Management's Discussion and Analysis of Financial Condition and Results of Operations and the other sections of this Prospectus to which it refers include: forward-looking statements concerning the impact of changes in the cost of gas and of the CGA mechanism on total margin; projected capital expenditures and sources of cash to fund expenditures; and estimated costs of environmental remediation and anticipated regulatory approval of recovery mechanisms. The Company's future results, generally and with respect to such forward-looking statements, may be affected by many factors, which include but are not limited to: uncertainty as to the regulatory allowance of recovery of changes in the cost of gas; uncertain demands for capital expenditures and the availability of cash from various sources; uncertainty as to whether transportation rates will be reduced in future regulatory proceedings with resulting decreases in transportation margins; and uncertainty as to regulatory approval of the full recovery of environmental costs, transition costs, and other regulatory assets.

NEW ACCOUNTING STANDARDS AND PRONOUNCEMENTS

  The Financial Accounting Standards Board has issued new accounting standards that the Company will adopt in future periods. Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," establishes standards for computing and presenting earnings per share, effective fiscal 1998. SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and the disclosure of comprehensive income and its components, effective fiscal 1999. It is not expected that the adoption of SFAS Nos. 128 and 130 will have a material impact on the Company's financial reporting.

  SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," establishes standards for the way public business enterprises report information about operating segments, including disclosures about products and services, geographic areas, and major customers, effective fiscal 1998. The Company is currently evaluating the impact of SFAS No. 131.

  The American Institute of Certified Public Accountants issued a Statement of Position ("SOP") 96-1, "Environmental Remediation Liabilities." The SOP's objective is to make the timing of the recognition of environmental obligations more uniform by discussing the estimation process and providing benchmarks to aid in determining when to recognize environmental liabilities. The SOP is effective for the Company in fiscal 1998. The Company does not expect that the adoption of the SOP will have a material impact on the Company's financial position or results in operations.

THE "YEAR 2000" ISSUE

  Many computer systems are currently based on storing two digits to identify the year of a transaction (for example, "97" for "1997"), rather than a full four digits, and are not programmed to consider the start of a new century. Significant processing inaccuracies and even inoperability could result in the year 2000 and thereafter. The Company's principal computer systems are currently capable of processing the year 2000, or are in the process of being upgraded or replaced by systems that are similarly capable. The Company does not expect that the costs of addressing the "Year 2000" issue will have a material impact on the Company's financial position or results in operations.

                                   BUSINESS

GENERAL

  The Company, incorporated in the State of New Hampshire in 1945, is engaged in the purchase, transportation and sale of natural gas for residential, commercial, and industrial use in New Hampshire. The Company is a wholly-owned subsidiary of ENI, a public utility holding company, also incorporated in the State of New Hampshire. ENI is exempt from registration under the Public Utility Holding Company Act of 1935. Both the Company and ENI are headquartered at 1260 Elm Street, Manchester, New Hampshire. In 1988, the Company, which had been named Gas Service, Inc., merged with two other natural gas distribution subsidiaries of ENI, Manchester Gas Company and Concord Natural Gas Corporation, and changed its name to EnergyNorth Natural Gas, Inc.

  The service territory of the Company has a population of approximately 463,000 in 27 communities situated in southern and central New Hampshire, which includes the communities of Nashua, Manchester, Concord, and Laconia. The service area encompasses approximately 922 square miles. Located within 30 to 85 miles of Greater Boston, the Company's service territory offers a favorable business climate with no general sales or personal income taxes, a productive labor force, and a comfortable, safe, and clean environment for residents and tourists.

  The State of New Hampshire's non-farm job growth continues to be significantly above average, ranking first among New England states with a 3.9% annual growth rate in 1996. This compares to a 2.0% average growth rate nationally and a 1.8% average rate for New England for the same period. New housing permits are expected to increase 34% in 1997 over 1996. While the New Hampshire unemployment rate for 1997 is forecasted at 3.5% compared to 4.2% in 1996, the labor force is forecasted to increase by 4.7% in 1997. Job growth and low unemployment in the Company's service area tend to result in an increase in volumes transported and sold and numbers of customers. (All employment and housing statistics in this portion of this Prospectus are taken from The New England Economic Project's May 1997 Economic Outlook for New Hampshire). In fiscal 1996, the Company experienced net customer growth of over 2.4% compared to fiscal 1995.

  The Company's marketing focus continues to stress low cost growth by concentrating on adding new customers along the Company's more than 1,000 miles of gas mains and adding load from the existing customer base, while also expanding its system of mains into areas in which there is a significant demand for natural gas service. The Company has an approximate 28% share of the home heating market (based on households) within its service territory, creating a potential for increased sales where the natural gas pipeline is located and alternative fuels are used. In New Hampshire, fuel oil has a penetration of over 57% of the home heating market. Currently, the comparative full-service price of natural gas for heating is comparable to fuel oil. From a total energy perspective, natural gas is a strong competitor with a complete range of gas appliances and uses, including ranges, water heaters, clothes dryers, fireplaces and gas logs, outdoor lights, and natural gas heat pumps for heating and cooling. While these multiple uses provide opportunities to be the total energy provider to new customers, they also provide opportunities for expansion within the existing customer base. Due to continued customer conversions from other energy sources and expansion of its service territory, the Company has an opportunity for growth in the retail sales market. During the past five years, the Company has experienced an annual average customer growth rate of about 2.0%.This compares to an approximate 1.5% national average for local distribution companies, according to the American Gas Association. Additional growth in distribution operations may also occur as industrial and commercial customers turn to natural gas for electric generation because of a price advantage and as a means to ensure compliance with the provisions of the Clean Air Act. As the electric industry continues to move toward deregulation, this option may become more attractive. The development of new gas-burning technologies for industry and the wider acceptance of natural gas as a fuel for motor vehicles have provided opportunities for increased gas usage in market sectors that are not sensitive to the weather, although the use of natural gas powered vehicles in New Hampshire is not extensive at present.

THE GAS DISTRIBUTION BUSINESS

  The Company distributes natural gas as a regulated public utility pursuant to franchise authority granted to it by the NHPUC. No operations are outside of the State of New Hampshire. While the franchise area of the

Company is primarily residential in character, sales volumes are almost evenly split between residential and commercial/industrial customers. As of June 30, 1997, the Company served over 68,000 customers, of which approximately 88% were residential and 12% were commercial and industrial. During fiscal 1996, no customer purchased more than 4% of the Company's total annual sales and transportation volume.

  The Company offers firm and interruptible transportation service to its commercial and industrial customers. Transportation service allows a customer to purchase a natural gas supply directly from a third party marketer. The marketer delivers the gas to one of the Company's interstate pipeline take stations. The customer contracts with the Company to transport the gas from the take station to its facility. To ensure a continual, uninterrupted supply, the Company also provides an optional, separate standby service as a backup to the gas supplies of transportation customers. As of September 30, 1996, the Company provided transportation service to 25 customers, and as of June 30, 1997 to 37 customers.

  The Company distributes gas to substantially all of its utility customers through a system of underground pipelines connected with its three operations centers in Manchester, Nashua, and Tilton, six take stations located in Manchester, Londonderry, Windham, Concord, Hooksett, and Suncook, and four production plant facilities in Manchester, Nashua, Concord, and Tilton. The pipelines are generally located in public ways and are subject to licenses granted by municipalities. The Company serves over 75% of New Hampshire's natural gas customers.

SUMMARY OF REVENUES

  Revenues attributable to various categories of gas distribution and related operations (unaudited) during the twelve months ended June 30, 1997 and during the last three fiscal years are as follows:

                                TWELVE MONTHS FISCAL YEARS ENDED SEPTEMBER 30,
                                    ENDED     --------------------------------
                                JUNE 30, 1997    1996       1995       1994
                                ------------- ---------- ---------- ----------
                                            (DOLLARS IN THOUSANDS)
   Sales service...............    $90,776    $   76,007 $   69,067 $   88,150
   Transportation service......      1,228         1,503        749        --
   Service and appliance
    sales......................      1,891         1,781      1,650      1,566
   Rentals.....................        771           821        821        811
                                   -------    ---------- ---------- ----------
                                   $94,666    $   80,112 $   72,287 $   90,527
                                   =======    ========== ========== ==========

  During the winter period, November 1 through March 31, the Company's gas revenues are substantially higher than during the summer months. The increase in gas revenues during the winter, and the concomitant increase in gas supply requirements, occurs because approximately 89% of the Company's customers use natural gas for heating.

DEREGULATION

  The implementation of Federal Energy Regulatory Commission ("FERC") Order 636 provided for the unbundling and deregulation of the interstate pipeline system and led to the beginning of unbundling of the intrastate pipeline system in New Hampshire. In late 1993, the NHPUC approved gas transportation rates and separate standby and balancing services for commercial and industrial customers.

  Gas transportation services have allowed customers to utilize the Company's distribution system for the transportation of gas purchased from third-party gas marketers, creating competition from gas marketers for the sale of gas to end users. At June 30, 1997, the Company had 37 transportation customers. These customers are, for the most part, large commercial and industrial customers. The volume transported for transportation customers in fiscal 1996 was 514,000 Mcf, approximately 4% of the Company's total gas sales. The Company expects the number of transportation customers and the volume of gas transported to increase.

  The Company is the sole distributor and transporter of natural gas in its franchise area. The Tennessee Gas Pipeline Company ("Tennessee Gas") is the only interstate pipeline to serve the Company's franchise area. For that reason, and because installation of private transmission mains would typically be impractical, customers have not attempted to bypass the Company's distribution system.

COMPETITION

  Natural gas competes mainly with electricity and fuel oil. The principal competitive factors between natural gas and alternative fuels are the price of the fuel and the conversion costs from one fuel to another. Competition is greatest among the Company's commercial and industrial customers who have the capability to use alternative fuels. The Company provides flexible rates for users with dual-fuel capabilities in order to better compete with the alternative fuels.

  Under current market conditions, natural gas has a significant price advantage over electricity in New Hampshire. Natural gas heating costs are currently less than one-third of electric heating costs. At the present time, the price of natural gas is comparable to the price of full-service oil for heating. The Company continues to add customers who might otherwise elect to use oil, because energy decisions are also based on factors other than cost such as service, cleanliness, and environmental impact. Demand for natural gas is expected to continue to increase as national attention remains focused on its environmental advantages, efficiency, and security of supply. Commercial and industrial customers continue to find gas technologies and equipment attractive as they deal with the requirements of the Clean Air Act Amendments of 1990 and other federal environmental legislation.

GAS SUPPLY

  General. The Company's gas supply goal is to maintain a balanced portfolio of supply that will continue to minimize the overall cost of gas while providing the necessary security to meet demand requirements.

  Supply Contracts and Storage. The Company's gas supply is principally natural gas transported by the interstate pipeline system. The Company has contracted with Tennessee Gas to deliver 56,833 Dekatherms ("Dths", a unit of heating value equivalent to one million British Thermal Units) per day on a firm transportation basis and up to 8,000 Dths per day on an interruptible basis. Natural gas supplies are purchased both on a long-term contract and short-term spot market basis. During fiscal 1996, the Company purchased approximately 6.2% of its annual natural gas requirements in the spot market. At times during the year, typically during the summer, the Company will purchase lower cost spot market natural gas supply. The Company's long-term contracts, under which it has firm supply for approximately 32,529 Dths per day, have remaining terms of two to nine years.

  In fiscal 1996, approximately 68% of the Company's gas requirements came from domestic pipeline sources, 21% from Canadian pipeline supplies, and approximately 10% from supplemental pipeline supplies. LP and liquefied natural gas ("LNG") purchases from both domestic and foreign sources made up approximately 1% of the Company's total supply requirements. Supplemental supplies of gas are produced from plants owned and operated by the Company.

  All pipeline volumes are transported by Tennessee Gas under FERC tariffed rate schedules. The supply from Canada is transported to Tennessee Gas's system using the TransCanada and the Iroquois Gas transmission systems.

  In addition to long-term supply sources, the Company stores gas during the summer months under long-term contracts with the owners of storage facilities located in Pennsylvania and New York. Gas from these storage facilities, up to 24,304 Dths per day on a firm basis, is delivered to the Company during the winter months through the Tennessee Gas system. The Company owns other on-site storage facilities capable of holding 125,438 Dths of LP and 13,057 Dths of LNG.

  The Company contracted for 1,710,000 Dths of supplemental gas vapor, 75,000 Dths of LNG, and an additional 1,000,000 gallons of LP for the winter of 1996-1997.

  The Company's record peak day sendout of gas, in February 1995, was 90,791 Mcf, or approximately 93,000 Dths. The Company expects to be able to secure the gas supply required to meet existing customer and forecasted new customer demands through long-term commitments and purchases in the spot market.

  Cost of Purchased and Produced Gas. The average unit cost of gas purchased and produced during fiscal 1996 was approximately $3.96 per Mcf compared to $3.44 per Mcf for fiscal 1995. The 1996 average unit cost reflects higher pipeline costs due to supplier rate case settlements and higher cost of gas supply in the marketplace. During the twelve months ended June 30, 1997, the average unit cost of gas purchased and produced was approximately $4.30 per Mcf compared to $3.86 per Mcf for the same period last year. The CGA clause authorized by the NHPUC permits recovery by the Company from its customers (or requires refunds to its customers) of gas costs (including pipeline, LP, LNG, and storage) that are higher (or lower) than the cost of gas included in base rates. The CGA is determined twice annually, for summer and winter periods.

  Margins earned on interruptible sales, 280-day sales, and capacity release are passed on to firm customers through the CGA. In addition, costs associated with a fuel inventory trust, including administration fees and carrying costs, are recovered through the CGA.

  The Company is subject to payment of transition costs associated with FERC Order 636 restructuring. Tennessee Gas began billing these costs late in fiscal 1993, and the Company has incurred approximately $5,900,000 in transition costs through September 30, 1996 and approximately $7,600,000 through June 30, 1997, and is recovering these costs through the CGA. As of June 30, 1997, the Company has recorded additional transition costs of approximately $1,500,000 that will be billed over a period of 18 months. Meanwhile, the Company's customers are benefiting from the restructuring, realizing long-term savings in gas costs.

SUPERVISION AND REGULATION

  The Company is subject to regulation by the NHPUC, which has authority over accounting, rates and charges, the issuance of securities, and certain operating matters. Changes in utility rates and charges cannot be made without 30 days notice to the NHPUC, which has the power to suspend, investigate, and change any proposed increase in rates and charges.

  The gas distribution business of the Company is subject to extensive safety regulations and reporting requirements promulgated by the United States Department of Transportation, but is not otherwise subject to direct regulation by federal agencies except as to environmental matters. The Company is also subject to zoning and other regulations by local authorities, and its capital expenditures, earnings, and operations have not been materially affected by environmental and local regulation.

LEGAL PROCEEDINGS AND ENVIRONMENTAL MATTERS

  The Company is a party in several proceedings of the sort that arise in the ordinary course of its business. Such actions, for the most part, are covered by insurance and, to the extent that they are not fully covered, the damages sought are not material in amount. The Company is a party to various routine NHPUC proceedings relating to operations, none of which is expected to have a material impact on the Company's earnings or assets.

  The Company and certain of its predecessors owned or operated several facilities for the manufacture of gas from coal, a process used through the mid-1900's that produced by-products that may be considered contaminated or hazardous under current laws, and some of which may still be present at such facilities. The Company accrues environmental investigation and clean-up costs with respect to former manufacturing sites and other environmental matters when it is probable that a liability exists and the amount or range of amounts can be reasonably estimated.

  In 1995, the Company completed the disposal of the contents of the gasholder situated on one former gas manufacturing site in Concord, New Hampshire. Total remediation costs amounted to approximately $3,500,000 and were recorded in deferred charges. Recovery of these costs from customers began on July 1, 1995 and will extend over a seven-year period. The unamortized balance of $2,489,000 at June 30, 1997 is excluded from rate base. The Company may not earn a return or charge rates to customers based on amounts not included in rate base.

  The New Hampshire Department of Environmental Services ("NHDES") has required remedial action for a portion of the Concord site at which wastes were disposed from approximately 1852 through 1952. The estimated cost of this remedial action ranges from $2,100,000 to $3,200,000, and the Company has recorded $2,100,000 at June 30, 1997 in deferred charges. The Company has petitioned the NHPUC for approval of the Company's proposed five-year recovery from ratepayers, including carrying costs, for approximately $1,900,000 of investigation, remediation, and recovery effort costs.

  On September 12, 1995, the Company filed a complaint in the United States District Court for the District of New Hampshire against UGI Utilities, Inc., as the successor to United Gas Improvement Company. The Company seeks contribution for expenses incurred at the Concord site based upon the operation of the manufactured gas plant by the United Gas Improvement Company, a predecessor of UGI Utilities, Inc., during a period of time the manufactured gas plant was in operation.

  On December 8, 1995, the Company filed suit in the United States District Court for the District of New Hampshire against Associated Electric and Gas Insurance Services, Ltd., American Home Assurance Company, CIGNA Specialty Insurance Company, International Insurance Company, Lloyd's, Underwriters at London, Lexington Insurance Company, and National Union Fire Insurance Company, later adding Columbia Casualty Company as a defendant, seeking a declaratory judgment that they owe the Company a defense and/or indemnification for environmental claims associated with the Concord facility. The Company filed suit in the New Hampshire (Hillsborough County) Superior Court on December 8, 1995 against the Continental Insurance Company and Netherlands Insurance Company seeking a declaratory judgment that they owe the Company a defense and/or indemnification for environmental claims associated with the Concord facility. In March and June 1997, the Company reached settlements with two defendants in those suits in an aggregate amount of $137,500.

  The Company and Public Service Company of New Hampshire ("PSNH"), an electric utility company, conducted an environmental site characterization of a second former manufactured gas plant in Laconia, New Hampshire. The Laconia manufactured gas plant operated between approximately 1887 and 1952, and the Company owned and operated the facility for approximately the last seven years of its active life. PSNH also owned and operated the facility during its active life. Without admitting liability, the Company and PSNH have entered into an agreement under which the costs of the site characterization are shared. The Company's share of the costs of the site characterization and a report to the NHDES totaled $265,000 and has been recorded in deferred charges as of June 30, 1997. The report describes conditions at the site, including the presence of by-products of the manufactured gas process in site soils, groundwater, and sediments in an adjacent water body. Based upon its review of the report, NHDES has directed PSNH and the Company to prepare and submit a remedial action plan. The Company expects to incur further costs but is currently unable to predict the magnitude of any liability that may be imposed on it for the cost of additional studies or the performance of a remedial action in connection with the Laconia site. The Company commenced proceedings in New Hampshire Superior Court and Federal District Court on February 2, 1997 against eighteen of its present and former insurers seeking recovery of expenses that have been and will be incurred in connection with the investigation and remediation of contamination from the Laconia plant.

  The Company is pursuing and intends to pursue recovery from insurance carriers and claims against any other responsible parties seeking to ensure that they contribute appropriately to reimburse the Company for any costs incurred with respect to environmental matters. The Company intends to seek and expects to receive approval of rate recovery methods with respect to environmental matters after it has determined the extent of contamination, received recommendations with regard to remediation, and commenced remediation efforts.

  See "RISK FACTORS--Environmental Matters" and "FINANCIAL STATEMENTS-- Commitments and Contingencies, Note 8."

PROPERTIES

  The Company's utility gas distribution facilities constitute the majority of its physical assets. As of September 30, 1996, the Company had approximately 1,020 miles of mains and 640 miles of service connections. The utility's mains and service connections are adequate to meet current service requirements and are maintained through a regular program of inspection and repair. Offices and operations centers located in Nashua, Manchester, Concord, and Tilton are adequate for the needs of the Company and are regularly maintained and in good condition. Substantially all of the Company's properties are fully utilized. Substantially all of the Company's utility properties are subject to the liens of the indentures securing the Company's mortgage bonds. In some cases, motor vehicles and nonutility assets are subject to purchase money security interests held by banks.

EMPLOYEES

  At June 30, 1997, the Company had 108 full-time employees, represented by two contracts with Local 12012 of the United Steelworkers of America. The contracts expire in 2001. Substantially all of the time of ENI's 96 full-time employees (as of June 30, 1997), is allocated to the Company. None of ENI's employees are represented by labor unions.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  The Company is one of two principal operating subsidiaries of ENI. The other principal operating subsidiary of ENI is EnergyNorth Propane, Inc., a retailer of propane which serves customers in central and southern New Hampshire. EnergyNorth Propane, Inc. is also a 49% member in VGS Propane LLC, a Vermont limited liability company which provides propane sales and service in Vermont. ENI's common stock is registered under the Exchange Act and listed on the New York Stock Exchange under the symbol "EI." Neither ENI nor any of its subsidiaries (other than the Company) have guaranteed or pledged assets for repayment of the Bonds.

  In general, the senior management of ENI serves as the senior management of all of its subsidiaries, including the Company, and ENI is the employer of the senior management. ENI provides for the administrative support and services and establishes policies, plans, and goals for the Company. The Company has entered into a Cost Allocation Agreement with ENI and ENI's other subsidiaries in order to provide for the equitable allocation of costs of goods and services incurred by ENI or its subsidiaries for the benefit of one or more of the subsidiaries or for ENI. Generally, cost allocations for ENI's subsidiaries, including the Company, are based upon each subsidiary's fixed assets, number of customers, and net income, relative to the other subsidiaries. For fiscal 1997, the Company's allocation of costs under the Cost Allocation Agreement is 88%. Management of the Company believes that the goods and services provided by ENI and its other subsidiaries are obtained on terms that are at least as fair to the Company as terms that could have been obtained from unaffiliated third parties. The Company is also a party to a Tax Sharing Agreement with ENI and its other subsidiaries whereby the Company, ENI, and ENI's other subsidiaries agree to be responsible for their allocable share of federal income taxes (or be entitled to their allocable share of any refunds) in the event that a consolidated tax return is filed. Tax allocations are based upon calculations made in accordance with federal tax laws and regulations.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  Directors of the Company each serve for a term of one year, or until their successors have been duly elected and qualified. The term of office of each executive officer terminates when his or her successor has been duly elected and qualified. Set forth below is certain information with respect to the directors and executive officers of the Company.

                           SERVED AS   SERVED AS          PRINCIPAL OCCUPATION OR
 NAME, AGE AND POSITIONS   DIRECTOR    EXECUTIVE           EMPLOYMENT DURING LAST
  HELD WITH THE COMPANY      SINCE   OFFICER SINCE               FIVE YEARS
 -----------------------   --------- -------------        -----------------------
 Robert R. Giordano,
  59(1)..................    1984        1983      President and Chief Executive Officer
  President and Chief                               of the Company; President and Chief
  Executive Officer;                                Executive Officer of ENI; Chairman
  Director                                          and Chief Executive Officer of ENPI.

 N. George Mattaini,
  71(1)..................    1982        1983      Chairman of the Company; Vice Chairman
  Chairman of the Board                             of ENI.
  of Directors

 Edward T. Borer,
  58(1)(2)...............    1982        --        Chairman (and, until 1996, Chief
  Director                                          Executive Officer; and, until 1995,
                                                    President) of Philadelphia
                                                    Corporation for Investment Services,
                                                    a registered securities broker/dealer
                                                    and investment advisor. Chairman of
                                                    ENI.

 Michelle L. Chicoine,
  41 ....................    1996        1990      Chief Financial Officer (since 1997),
  Vice President,                                   Vice President (since 1994), and
  Treasurer, Chief                                  Treasurer (since 1990) of the
  Financial Officer;                                Company, ENI and ENPI.
  Director

 Albert J. Hanlon,
  56(3)..................    1991        1988      Senior Vice President of the Company
  Senior Vice President;                            and of ENI.
  Director

 Frank L. Childs, 53 ....    1996        1995      Vice President of the Company and ENI
  Vice President;                                   (since 1995); formerly (1992-1994)
  Director                                          Executive Vice President and Chief
                                                    Administrative Officer of UNITIL
                                                    Corporation, a registered public
                                                    utility holding company; formerly
                                                    President (until 1994) and Chief
                                                    Operating Officer (until 1992) of
                                                    Fitchburg Gas and Electric Light
                                                    Company, a public utility.

 Richard P. Demers, 60 ..    --          1988      Vice President of the Company and of
  Vice President                                    ENI; President of ENPI.

 David A. Skrzysowski,
  51 ....................    --          1989      Vice President and Controller of the
  Vice President and                                Company and of ENI; Vice President of
  Controller                                        ENPI.

 Stephen W. Smith, 49 ...    --          1997      Vice President of the Company and ENI
  Vice President                                    (since 1997); formerly (1993-1996)
                                                    Director of Human Resources of
                                                    Hampshire Chemical Corporation;
                                                    formerly (1984-1992) Manager of Human
                                                    Resources of W.R. Grace & Co. --Conn.

- --------
(1) Director of EnergyNorth, Inc., parent of the Company.
(2) Mr. Borer is a director of Philadelphia Corporation for Investment
    Services.

(3) Mr. Hanlon has announced his intention to retire on December 31, 1997.

COMPENSATION OF DIRECTORS

  The directors of the Company are not compensated by the Company for services provided to the Company as directors. However, the directors of the Company are compensated by ENI, the parent of the Company, for services as directors and/or officers of ENI. Eighty-eight percent of compensation paid to directors of ENI is allocated to the Company.

  The Chairman of the board of directors of ENI receives an annual retainer of $42,000, and the Vice Chairman receives an annual retainer of $24,000. All other directors of ENI receive annual retainers of $10,500. Committee Chairmen receive additional annual retainers of $2,500. Directors of ENI, other than the Chairman and Vice Chairman, receive fees of $600 for each board meeting attended and $500 for each committee meeting attended, with the exception of multiple meetings of the board of directors held on the day of the annual meeting of the board of directors. Directors of ENI also receive annual incentive stock awards of 100 shares of ENI common stock if stated earnings and total return objectives are met. Directors of ENI who are employees receive no annual retainers or meeting fees.

  Directors of ENI may elect to have portions of the retainers and fees credited each year to a deferred compensation account pursuant to a plan that provides for accrual of interest and distribution of the deferral accounts in lump sum amounts or in equal installments over ten years, at the option of each director, beginning on the date designated by the director.

EXECUTIVE COMPENSATION

  The following Summary Compensation Table shows compensation paid by ENI, the Company's parent, for services rendered in all capacities during the fiscal years ended September 30, 1996, 1995, and 1994 to the Company's Chief Executive Officer and the four other executive officers of the Company whose salary and cash incentive compensation award for the 1996 fiscal year exceeded $100,000. Substantially all (approximately 92%) of such executive compensation was charged to the Company, based on an allocation of services performed by each executive officer.

                          SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM
                                           ANNUAL COMPENSATION            COMPENSATION
                                  ------------------------------------- ----------------
                                            CASH INCENTIVE OTHER ANNUAL RESTRICTED STOCK    ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR SALARY(1)  COMPENSATION  COMPENSATION    AWARDS(2)     COMPENSATION(3)
- ---------------------------  ---- --------- -------------- ------------ ---------------- ---------------
Robert R. Giordano......     1996 $200,334     $59,103        $2,492        $19,677          $7,961
 President and CEO           1995  191,021      19,002         3,124         18,989           7,197
 of the Company and          1994  181,369      13,808         2,459         13,805           7,131
 ENI; Chairman and
 CEO of ENPI

Albert J. Hanlon........     1996 $114,917     $25,835        $1,346        $ 8,593          $4,555
 Senior Vice President       1995  111,866       9,279         1,448          9,248           4,560
 of the Company and ENI      1994  106,635       6,962           813          6,937           4,136

Richard P. Demers.......     1996 $ 95,333     $20,959        $    0        $ 6,971          $4,397
 Vice President of the       1995   91,927       7,721           827          7,718           4,250
 Company and ENI;            1994   88,203       5,686           757          5,665           3,377
 President of ENPI

Frank L. Childs(4)......     1996 $ 93,750     $22,062        $    0        $ 7,338          $1,946
 Vice President of the       1995   68,981       5,613             0          5,610             645
 Company and ENI             1994        0           0             0              0               0

Michelle L. Chicoine....     1996 $ 85,584     $21,550        $1,053        $ 7,164          $4,095
 Vice President,             1995   81,041       6,222           927          6,222           3,729
 Treasurer and CFO           1994   76,816       4,647           968          4,619           2,369
 of the Company,
 ENI and ENPI

- --------
(1) Includes amounts earned and deferred without election by the officer and amounts deferred pursuant to Deferred Compensation Agreements and the Company's 401(k) plan.
(2) The aggregate number of shares of restricted stock holdings of the above-named officers, as of September 30, 1996, is 7,250 shares, having a value of $138,656.

(3) All other compensation paid in 1996 includes: employer contributions to the Company's 401(k) plan for Mr. Giordano ($4,882); value of term life insurance premiums paid for Mr. Giordano ($2,040), Mr. Hanlon ($1,609), Mr. Demers ($1,334), Mr. Childs ($1,225) and Ms. Chicoine ($1,176); portion of interest earned in a deferred compensation account by Mr. Giordano in excess of 120% of federal long-term rate ($1,039).
(4) Mr. Childs joined the Company in January 1995.

  The following Pension Plan Table sets forth estimated annual benefits payable under ENI's Retirement Plan and Supplemental Executive Retirement Plan ("SERP") at age 65 to persons in specified compensation and years of service classifications, and combined annual benefits payable under the Retirement Plan and SERP upon such retirement to persons in those compensation classifications. Substantially all (approximately 92%) of the Retirement Plan funding expenses and SERP payments are charged to the Company based on an allocation of services performed by each executive officer. Combined annual benefits shown in the table do not reflect offsets for benefits of Social Security and for retirement benefits received from other employers.

                              PENSION PLAN TABLE

                ESTIMATED ANNUAL BENEFITS UNDER RETIREMENT PLAN
                UPON RETIREMENT WITH YEARS OF SERVICE INDICATED

                                                         COMBINED ANNUAL BENEFITS
AVERAGE ANNUAL EARNINGS                                   UNDER RETIREMENT PLAN
DURING HIGHEST FIVE YEARS     20 YEARS 30 YEARS 40 YEARS AND SERP UPON RETIREMENT
- -------------------------     -------- -------- -------- ------------------------
  $125,000................... $ 45,000 $ 59,375 $ 65,625         $ 93,750
   150,000...................   54,000   71,250   78,750          112,500
   175,000...................   63,000   83,125   91,875          131,250
   200,000...................   72,000   95,000  105,000          150,000
   225,000...................   81,000  106,875  118,125          168,750
   250,000...................   90,000  118,750  131,250          187,500
   300,000...................  108,000  142,500  157,500          225,000

 Non-Contributory Retirement Plan

  All full-time salaried employees, including officers and certain part-time employees, are eligible to participate in ENI's Retirement Plan, provided an employee has reached the age of 21 and has completed one year of service. The SERP is a non-contributory plan intended to supplement benefits of the Retirement Plan for certain named executive officers, effective January 1, 1985. Under both plans, normal retirement is at age 65 with a provision for early retirement. Benefits under the Retirement Plan vest after five years of service and under the SERP vest after ten years of service. Earnings under the plans for the executive officers named in the Summary Compensation Table consist of regular annual compensation, excluding bonuses or severance pay, and is the same as the Annual Compensation and Long-Term Compensation shown in the Summary Compensation Table. Mr. Giordano has 32 credited years of service under the plans, Mr. Hanlon 25 years, Mr. Demers 9 years, Mr. Childs 2 years, and Ms. Chicoine 7 years.

  Funding of the Retirement Plan is based on actuarial computations and results in a pool of assets held in trust that is unallocated with respect to any particular individual. Benefits payable under the Retirement Plan are calculated on the basis of straight life annuity amounts, accrued over a 25-year period and are not subject to any deduction for Social Security Benefits or other offset.

  Benefits under the SERP are unfunded, accrue over a 15-year period and once they are fully vested do not vary with years of service, except that SERP participants who are included in the plan after September 30, 1995 will have benefits reduced if they retire prior to normal retirement date under the Retirement Plan. For an individual retiring at age 65, benefits are calculated on the basis of 75% of the average of the five highest consecutive years' earnings, less any amounts receivable for benefits as Social Security, the Retirement Plan, and other qualified plans of ENI and other employers.

 Employment Agreements

  ENI, the Company's parent, has employment agreements with Messrs. Giordano and Hanlon under which it has agreed to employ them for five and two-year periods, respectively, and which may be extended annually for an additional year. If ENI terminates the employment of either of these individuals other than for his breach of the agreement or misconduct, it is required to continue salary payments including average incentive compensation, deferred compensation, and amounts the employee has elected to defer, through the term of the agreement. Such termination payments will not be made following any termination of employment that gives rise to payments under the management continuity agreements described below. The salaries paid to Messrs. Giordano and Hanlon pursuant to their employment agreements are determined each year by the ENI Board of Directors but may be no less than $196,000 and $115,000, respectively, per year.

 Management Continuity Agreements

  ENI, the Company's parent, has management continuity agreements (the "Continuity Agreements") with Messrs. Giordano, Hanlon, Demers, and Childs, and Ms. Chicoine. The Continuity Agreements provide that in the event of termination of employment or a reduction in compensation, position, or other conditions of employment within a specified period following a Change in Control of ENI, as defined in the Continuity Agreements, or termination by the employee for Good Reason, as defined in the Continuity Agreements, following a Change in Control, ENI shall pay to the employee a lump sum severance benefit and certain other benefits. The severance benefit payable to Mr. Giordano is five times his annual salary and incentive and deferred compensation, and to Messrs. Hanlon and Childs and Ms. Chicoine 2.95 times each of their annual salaries and incentive and deferred compensation. The severance benefit payable to Mr. Demers is the greater of two times his annual salary or 2.75 times his five-year average taxable compensation. In each Continuity Agreement, except for Mr. Giordano's, no severance benefits are paid to the extent that such benefits, aggregated with other benefits paid to the employee, constitute "excess parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986.

REPORT OF THE COMPENSATION COMMITTEE OF THE ENI BOARD OF DIRECTORS

  The compensation program for executive officers of the Company is administered by the Compensation Committee of ENI's board of directors. The Committee's philosophy is to link executive compensation to improvements in corporate performance and enhanced profitability and shareholder value. The compensation program objectives are to (1) provide a competitive, market-based total compensation package that enables ENI to attract and retain key executives; (2) integrate all compensation programs with ENI's annual and long-term business objectives and focus executive efforts on the fulfillment of those objectives; and (3) provide variable compensation opportunities that are directly linked with the performance of ENI and that align executive remuneration with the interests of shareholders and utility subsidiary ratepayers.

 Base Salary

  The base salary component of executive compensation reflects the first objective stated above of attracting and retaining qualified executives.

  The salary range for each ENI executive officer ("officer") position, including the Chief Executive Officer ("CEO"), and the actual base salary of each officer is reviewed annually. The salary ranges are based upon independent regional and industry salary surveys, including peer groups, for comparable positions. These surveys are reviewed and analyzed by ENI's Human Resources Department with the assistance of outside consultants from time to time. Specific salary levels are established through an evaluation of each officer's performance relating to duties and individual achievements. For fiscal year 1996, the salary range and specific officer salary recommendations were reviewed and approved by the ENI Compensation Committee.

  In establishing 1996 base salary of ENI's CEO, the ENI Compensation Committee reviewed the competitive market data and also reviewed performance relating to ENI's earnings level and return on equity, cost containment efforts, involvement in community and industry leadership activities, and development of relations with customers. The Committee's evaluation of the CEO's success in meeting these goals resulted in the determination of his base salary. The Compensation Committee recommended a base salary, which was approved by the board of directors.

 Key Employee Incentive Plan

  Each officer of ENI participates in ENI's Key Employee Performance and Equity Incentive Plan. The Plan is intended to compensate key employees based upon performance standards and objectives and to reward performance with share ownership in ENI. ENI seeks to align the interests of key employees with the interests of shareholders and utility rate payers. In 1996 the annual performance criteria which determined eligibility for awards under the Plan were (1) earnings levels compared to forecast, (2) total average shareholder return over a rolling three-year period compared to a peer group of comparable natural gas distribution companies, (3) operations and maintenance expenses per customer benchmarks compared to inflation, and (4) evaluation of individual performance. Success in meeting these goals determines the amount of annual incentive compensation an officer will receive. Targeted awards for the CEO of ENI under the program range up to 40% of the midpoint of the market interval and up to 30% for other participating officers. Three-quarters of the Incentive Plan award is paid in cash and one-quarter is paid in the form of awards of ENI common stock that are subject to forfeiture and restrictions on transferability for a period of three years.

  The ENI Compensation Committee believes that the total compensation program for executives of ENI is competitive with the compensation programs provided by similarly-sized utilities. The Compensation Committee believes that any amounts paid under the annual incentive plan are appropriately related to corporate and individual performance, yielding awards that are directly linked to annual financial and operational results of ENI.

                                          Compensation Committee of the Board
                                          of Directors of ENI: Sylvio Dupuis,
                                          Chairman; Roger L. Avery; Richard B.
                                          Couser

 Security Ownership

  All shares of the Company's common stock, its only outstanding class of equity securities, are held by ENI.

                             DESCRIPTION OF BONDS

GENERAL

  The First Mortgage Bonds Designated as % Series E Bonds Due September 30, 2027 (the "Bonds") will be issued as a new series of Bonds under the General and Refunding Mortgage Indenture dated as of June 30, 1987 among Gas Service, Inc. ("GSI"), now named EnergyNorth Natural Gas, Inc., and Bank of New Hampshire, N.A. (predecessor to Bank of New Hampshire) (the "Trustee") as supplemented and modified by six Supplemental Indentures, including the Sixth Supplemental Indenture dated as of September 15, 1997 relating to the Bonds (the "Indenture"). The following statements relating to the Bonds and certain provisions of the Indenture are summaries of the material terms of the Bonds and the Indenture, do not purport to be complete, and are subject to and are qualified in their entirety by reference to the provisions of the Indenture.

THE INDENTURE AND INFORMATION CONCERNING OTHER INDENTURES

  The Indenture was entered into June 30, 1987 among GSI and the Trustee. Contemporaneously with the execution of the Indenture, Manchester Gas Company ("MGC") and Concord Natural Gas Corporation ("CNGC"), both wholly-owned gas distribution subsidiaries of ENI, entered into indentures with the Trustee virtually identical to the Indenture (the "MGC Indenture" and the "CNGC Indenture", respectively). Mortgage bonds designated Series A ("Series A Bonds") were issued under the Indenture, the MGC Indenture, and the CNGC Indenture. In 1988, MGC and CNGC merged with and into GSI, which changed its name to EnergyNorth Natural Gas, Inc. All of the mortgage and security interests created under each of the Indenture, the MGC Indenture, and CNGC Indenture (the "Liens") were transferred to the Trustee to be held in trust for the collective benefit of all of the bondholders under the Indenture, the MGC Indenture, and the CNGC Indenture. The holders of the Series A Bonds (the "Series A Bondholders") issued under the Indenture, the MGC Indenture, and the CNGC Indenture contemporaneously entered into a Subordination and Intercreditor Agreement and an Intercreditor Agreement stipulating that the Series A Bondholders, as among themselves, had a lien of equal value and priority on the property subject to the Liens.

  The Company intends to redeem all of the outstanding Series A Bonds with the proceeds of the sale of the Bonds and retire the MGC Indenture and the CNGC Indenture. All series of bonds issued subsequent to the issuance of the Series A Bonds have been issued solely under the Indenture.

  When the Company entered into the Indenture in 1987, bonds issued under First Mortgage Indentures of GSI and MGC (the "First Mortgage Indentures") remained outstanding. As a result, the Indenture was entitled the "General and Refunding Mortgage Indenture." In 1992, all remaining outstanding bonds under the First Mortgage Indentures were redeemed, and the First Mortgage Indentures were discharged and released. Consequently, there are no bonds outstanding having priority over the bonds under the Indenture.

BOOK-ENTRY ONLY SYSTEM

  The Bonds will be issued in an aggregate initial principal amount of $22,000,000 and will be represented by one certificate (the "Global Security") to be registered in the name of the nominee of The Depository Trust Company ("DTC") or any successor depository (the "Depository"). The Depository will maintain the Bonds in denominations of $1,000 and integral multiples thereof through book-entry facilities. In accordance with its normal procedures, the Depository will record the interests of each Depository participating firm ("Participant") in the Bonds whether held for its own account or as a nominee for another person.

  So long as the nominee of the Depository is the registered owner of the Bonds, such nominee will be considered the sole owner or holder of the Bonds for all purposes under the Indenture and any applicable laws, except as noted below. Except as otherwise provided below, a Beneficial Owner, as hereinafter defined, of interests in the Bonds will not be entitled to receive a physical certificate representing such ownership interest and will not be considered an owner or holder of the Bonds under the Indenture. A Beneficial Owner is the person who has the right to sell, transfer, or otherwise dispose of an interest in the Bonds and the right to receive the proceeds therefrom, as well as interest, principal, and premium (if any) payable in respect thereof. A Beneficial Owner's interest in the Bonds will be recorded, in integral multiples of $1,000, on the records of the Participant that maintains such Beneficial Owner's account for such purpose. In turn, the Participant's interest in such Bonds will be recorded, in integral multiples of $1,000, on the records of the Depository. Therefore, the Beneficial Owner must rely on the foregoing arrangements to evidence its interest in the Bonds. Beneficial ownership of the Bonds may be transferred only by compliance with the procedures of the Beneficial Owner's Participant (e.g., brokerage firm) and the Depository.

  All rights of ownership must be exercised through the Depository and the book-entry system, except that a Beneficial Owner is entitled to directly exercise its rights under Section 316(b) of the Trust Indenture Act of 1939, as amended, with respect to the payment of principal and interest on the Bonds. Notices that are to be given to registered owners by the Company or the Trustee will be given only to the Depository. It is expected that the Depository will forward the notices to the Participants by its usual procedures so that such Participants may forward such notices to the Beneficial Owners. Conveyance of notices and other communications by the Depository to the Participants and by the Participants to Beneficial Owners and the voting rights of Participants and Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  The following information concerning DTC and its book-entry has been obtained from sources the Company believes to be reliable, but it does not take any responsibility for the accuracy thereof: DTC is a limited-purpose trust company organized under New York Banking Law, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934 (the "Exchange Act"). DTC holds securities that Participants deposit with it and facilitates the settlement of securities transactions among Participants in such securities transactions through electronic computerized book-entry changes in accounts of Participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriter), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by DTC only through Participants.

INTEREST AND PAYMENT

  The Bonds will mature on September 30, 2027. The Bonds will bear interest from the date of issuance at the rate per annum stated on the cover page hereof, payable semi-annually on March 31 and September 30 of each year (each an "Interest Payment Date") commencing March 31, 1998, to the persons in whose names the Bonds are registered at the close of business on each March 15 and September 15, respectively, next preceding such Interest Payment Date. If any payment date would otherwise be a day that is not a business day, the payment will be postponed to the next day that is a business day, and no interest on such payment shall accrue for the period from and after such otherwise scheduled payment date for the purposes of the payment to be made on such next succeeding business day.

  So long as the nominee of the Depository is the registered owner of the Bonds, payments of interest, principal, and premium (if any) on the Bonds will be made to the Depository. The Depository will be responsible for crediting the amount of such distributions to the accounts of the Participants entitled thereto, in accordance with the Depository's normal procedures. Each Participant will be responsible for disbursing such distributions to the Beneficial Owners of the interests in Bonds that it represents. NEITHER THE COMPANY NOR THE TRUSTEE WILL HAVE ANY RESPONSIBILITY OR LIABILITY FOR ANY ASPECT OF THE RECORDS RELATING TO, NOTICES TO, OR PAYMENTS MADE ON ACCOUNT OF, BENEFICIAL OWNERSHIP INTERESTS IN THE BONDS, FOR MAINTAINING, SUPERVISING OR REVIEWING ANY RECORDS RELATING TO SUCH BENEFICIAL OWNERSHIP INTERESTS, OR FOR THE SELECTION OF ANY BENEFICIAL OWNER TO RECEIVE PAYMENT IN THE EVENT OF A PARTIAL REDEMPTION OF THE GLOBAL SECURITY OR FOR CONSENTS GIVEN OR OTHER ACTION TAKEN ON BEHALF OF ANY BENEFICIAL OWNER.

SECURITY AND PRIORITY

  The Bonds are secured by a first mortgage on substantially all of the real and personal property presently owned by or hereafter acquired by the Company, including: all real estate interests; all personal property; all gas manufacturing facilities, distribution facilities and storage facilities; all equipment used in the transmission or storage of gas; contract rights to purchase natural gas and other products from various suppliers; and all rights under any permit or license. Excluded from the security for the Bonds under the terms of the Indenture are the following: all cash, bonds, stocks, obligations, and other securities not deposited with the Trustee; all contract rights other than to purchase natural gas or for material construction contracts; all accounts receivable, notes and bills receivable, judgments, and other evidences of indebtedness; all electricity, gas, water, appliances, stock in trade, materials, fuel, supplies, and other products generated, manufactured, produced, purchased, or acquired for the purpose of sale and/or resale, transmission, distribution, storage, inventory, or use in the usual course of business; all products of the land owned by the Company; all vehicles, automotive equipment, and construction equipment; all office equipment, furniture, and tools; all property which is characterized as supplemental fuel inventory; and the Company's books and records. However, upon an Event of Default (as defined below), the foregoing excluded property (except the supplemental fuel inventory) may become subject to the lien of the Indenture. In the event of a merger, consolidation, transfer, sale, or lease of the Company or its properties, the lien of the Indenture survives against the property of the Company in the possession of a successor company.

  The Bonds will rank equally and ratably (except as to sinking fund and other analogous funds established for the exclusive benefit of a particular series) with all bonds issued under the Indenture (and the MGC Indenture and the CNGI Indenture with respect to Series A Bond issued thereunder), regardless of series, from time to time issued and outstanding under the Indenture.

TITLE INSURANCE

  Title insurance will be issued to the Trustee for the benefit of the bondholders insuring all real property conveyed to the Trustee as security under the Indenture.

REDEMPTION AT OPTION OF THE COMPANY

  The Bonds will be redeemable at any time on or after September 30, 2002, as a whole or in part, at the election of the Company, on not less than 30 nor more than 60 days' notice given as provided in the Indenture, at 104% of the principal amount of the Bonds, declining by 1% of the principal amount per year for each of the succeeding four years, together with accrued and unpaid interest to the date of redemption, as further illustrated in the table set forth below, provided that Bonds are redeemed on or after September 30 of the years indicated:

                                                                      REDEMPTION
      YEAR                                                             PRICE %
      ----                                                            ----------
      2002...........................................................    104%
      2003...........................................................    103%
      2004...........................................................    102%
      2005...........................................................    101%
      2006 and thereafter............................................    100%

On and after the date fixed for redemption, interest will cease to accrue on Bonds or portions thereof called for redemption, unless the Company shall default in the payment of the redemption price.

  If the Company elects to redeem less than all of the outstanding Bonds, the Trustee shall prorate the principal amount of such bonds to be redeemed among all holders of outstanding Bonds in proportion to the outstanding principal amount of such bonds held by each holder. The aggregate principal amount of each partial redemption of Bonds shall be allocated in units of $1,000, or integral multiples thereof, among the holders of such bonds at the time outstanding, in proportion as nearly as practicable, to the respective unpaid principal amount of such bonds held thereby, with adjustment, to the extent practicable, to equalize for any prior redemption not made in exactly such proportion.

LIMITED RIGHT OF REDEMPTION UPON DEATH OF A BENEFICIAL OWNER

  Unless the Bonds have been declared due and payable prior to their maturity by reason of an Event of Default, the representative of a deceased Beneficial Owner has the right to request redemption of all or part of his or her interest in the Bonds, expressed in integral multiples of $1,000 principal amount, for payment prior to maturity. The Company will redeem the same subject to the limitations that the Company will not be obligated to redeem during the period beginning with the original issuance of the Bonds of this series and ending on September 30, 1998 and during any twelve-month period ending on September 30 thereafter, (i) at the request of a representative on behalf of a deceased Beneficial Owner any interest in the Bonds which exceeds an aggregate principal amount of $25,000 or (ii) interests in the Bonds in an aggregate principal amount exceeding $500,000. A Redemption Request, as hereinafter defined, may be presented to the Trustee at any time and in any principal amount. If the Company, although not obligated to do so, chooses to redeem interests of a deceased Beneficial Owner in the Bonds in any such period in excess of the $25,000 limitation, such redemption, to the extent that it exceeds the $25,000 limitation for any deceased Beneficial Owner, shall not be included in the computation of the $500,000 aggregate limitation for such period or any succeeding period.

  Subject to the $25,000 and $500,000 limitations, the Company will upon the death of any Beneficial Owner redeem the interests of the Beneficial Owner in the Bonds within 60 days following receipt by the Trustee of a Redemption Request from such Beneficial Owner's personal representative, or surviving joint tenant(s), tenant(s) by the entirety or tenant(s) in common, or other persons entitled to effect such a Redemption Request. If Redemption Requests exceed the aggregate principal amount of interests in Bonds required to be redeemed during any twelve-month period, such excess Redemption Requests will be applied to successive periods, regardless of the number of periods required to redeem such interests.

  A Redemption Request may be made by delivering a request to the Depository, in the case of a Participant which is the Beneficial Owner of such interest, or to the Participant through whom the Beneficial Owner owns such interest, in form satisfactory to the Participant, together with evidence of death and authority of the representative satisfactory to the Participant and Trustee. A surviving joint tenant, tenant in common or a tenant by the entirety, or other person seeking the redemption of an interest in Bonds by reason of the death of another may make the request for redemption and shall submit such other evidence of the right to such redemption as the Participant shall require. The request shall specify the principal amount of interest in the Bonds to be redeemed. A request for redemption in form satisfactory to the Participant and accompanied by the documents relevant to the request as above provided, together with a certification by the Participant that it holds the interest on behalf of the deceased Beneficial Owner with respect to whom the request for redemption is being made (a "Redemption Request"), shall be provided to the Depository by a Participant and the Depository will forward the request to the Trustee. Redemption Requests shall be in form satisfactory to the Trustee.

  The price to be paid by the Company for an interest in the Bonds to be redeemed pursuant to a request on behalf of a deceased Beneficial Owner is one hundred percent (100%) of the principal amount thereof plus accrued but unpaid interest to the date of payment. Subject to arrangements with the Depository, payment for an interest in the Bonds which are to be redeemed shall be made to the Depository upon presentation of Bonds to the Trustee for redemption in the aggregate principal amount specified in the Redemption Requests submitted to the Trustee by the Depository which are to be fulfilled in connection with such payment. Any acquisition of Bonds by the Company other than by redemption at the option of a representative on behalf of a deceased Beneficial Owner shall not be included in the computation of either the $25,000 or $500,000 limitations for any period.

  Interests in the Bonds held in tenancy by the entirety, joint tenancy, or by tenants in common will be deemed to be held by a single Beneficial Owner, and the death of a tenant in common, tenant by the entirety, or joint tenant will be deemed the death of a Beneficial Owner. The death of a person who, during such person's lifetime, was entitled to substantially all of the rights of a Beneficial Owner of an interest in the Bonds will be deemed the death of the Beneficial Owner, regardless of the recordation of such interest on the records of the Participant, if such rights can be established to the satisfaction of the Participant and the Trustee. Such interest shall be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Gifts to Minors Act or the Uniform Transfer to Minors Act, community property or other joint ownership arrangements between a husband and wife (including individual retirement accounts or Keogh plans maintained solely by or for the decedent or by or for the decedent and any spouse), and trust and certain other arrangements where one person has substantially all of the rights of a Beneficial Owner during such person's lifetime.

  In the case of a Redemption Request which is presented on behalf of a deceased Beneficial Owner and which has not been fulfilled at the time the Company gives notice of its election to redeem the Bonds, the Bonds which are the subject of such Redemption Request shall not be eligible for redemption pursuant to the Company's option to redeem but shall remain subject to fulfillment pursuant to such Redemption Request.

  Subject to the provisions of the immediately preceding paragraph, any Redemption Request may be withdrawn upon delivery of a written request for such withdrawal given to the Trustee by the Depository prior to September 1, 1998, in the case of the initial period beginning with the original issuance of the Bonds and ending on September 30, 1998, or prior to September 1, in the case of any subsequent twelve-month period ending on September 30.

  Because of the limitations of the Company's requirement to redeem, no Beneficial Owner can have any assurance that his or her interest in the Bonds will be paid prior to maturity.

SINKING FUND

  The Bonds are not subject to a sinking fund.

COVENANTS

  The Company may issue additional bonds (in unlimited principal amounts) under the Indenture only if, after giving effect to such issuance, its Net Earnings Available for Interest (as defined in the Indenture) for a period of 12 consecutive months during the 24 months immediately preceding the month in which bonds are issued is at least equal to 1.75 times the total annual interest charges on all Outstanding Bonds (as defined in the Indenture) under the Indenture (excluding any bonds for which provision has been made in compliance with any requirement of the Indenture for their retirement) and all other indebtedness for borrowed money then secured by a lien equal to or superior to the lien of the Indenture on any part of the Company's property which is subject to the Indenture (except any such indebtedness the evidences of which shall then be held in any sinking fund or otherwise and any such indebtedness where the necessary moneys for which the payment or redemption have been deposited with a trustee or mortgagee) (the "Debt"). Further, additional bonds may be issued only if, after giving effect to the proposed bond issuance, Outstanding Bonds do not exceed 70% of Bondable Capacity (as calculated in accordance with the provisions of the Indenture). On June 30, 1997, after giving effect to the issuance of the Bonds and the redemption of
the Series A Bonds, Net Earnings Available for Interest were    times the
total annual interest charges for the Debt, and Outstanding Bonds were equal to 52% of Bondable Capacity.

  Before the Trustee may take any action under any provision of the Indenture, the Trustee must receive, among other things, an officers' certificate and an opinion of counsel stating that all conditions and covenants which must be complied with pursuant to the terms of the Indenture before the Trustee may take the requested action have been complied with.

  Subject to the restrictions described above, the Indenture would not afford any protection to bondholders solely in the event of the Company's involvement in a highly-leveraged transaction.

EVENTS OF DEFAULT; NOTICE AND WAIVER

  The Indenture provides that the following shall constitute events of default ("Events of Default"):

    (a) failure to pay the principal of any bonds secured by and outstanding under the Indenture when due;

    (b) failure to pay interest on any bond secured by and outstanding under the Indenture for a period of 5 days after such interest shall have become due;

    (c) failure to pay any sinking fund payment for a period of 5 days after such payment shall have become due under any supplement to the Indenture;

    (d) certain events of bankruptcy, insolvency or reorganization;

    (e) failure to perform or observe certain covenants, agreements, or conditions on the part of the Company with respect to the payment of taxes, the maintenance of certain liens on the trust estate, the maintenance of certain insurance, and the sale of certain property;

    (f) failure to perform or observe any of the other covenants, agreements, or conditions on the part of the Company in the Indenture, and the continuance of such failure for a period of 30 days after the earlier of
  (i) knowledge by an officer of the Company, or (ii) written notice thereof to the Company from the Trustee or from the holders of not less than 33 1/3% of the aggregate principal amount of the Bonds outstanding;

    (g) default under any covenant or agreement of the Company contained in any agreement between the Company and the original purchaser or the holders of the bonds of a particular series so long as (i) such covenant or agreement expressly states that a default thereunder constitutes a default under the Indenture and (ii) a copy of such agreement or covenant is provided to the Trustee;

    (h) the rendering against the Company of a judgment or judgments for the payment of monies in excess of $250,000 in the aggregate and the continuance of such judgment unsatisfied and without stay for a period of 30 days; and

    (i) with respect to Indebtedness for Money Borrowed (as defined in the Indenture) in the aggregate amount in excess of $250,000 (excluding the bonds) either (i) failure to pay any amount due or any interest or premium thereon, when due, or (ii) default in the performance or observance of any other obligation or condition with respect to such Indebtedness (as defined in the Indenture) if the effect of such default either accelerates the maturity of the Indebtedness or permits such Indebtedness to become due and payable prior to its stated maturity.

  Upon the occurrence of an Event of Default, the Trustee may, and upon the request of the holders of 33 1/3% in aggregate principal amount of the outstanding bonds shall, by written notice to the Company, declare the principal and all accrued and unpaid interest on the bonds immediately due and payable. The Trustee, upon request of the holders of a majority in aggregate principal amount of the outstanding bonds, shall rescind any such declaration if such default is cured.

  The Indenture provides that within 45 days after the occurrence of an Event of Default the Trustee will give the holders of the bonds notice of all uncured Events of Default known to it; but, except in the case of a default in the payment of principal or premium, if any, or interest on any of the bonds, or in the payment of any sinking, improvement, purchase, amortization, or other fund installment, the Trustee shall be protected for withholding such notice if the Trustee in good faith determines that the withholding of such notice is in the interest of such holders.

  The holders of a majority in aggregate principal amount of the outstanding bonds may on behalf of the holders of all the bonds waive certain past defaults, except a default in the payment of the principal or premium or interest on the bonds or in respect of a covenant or provision of the Indenture that cannot be modified or amended without the consent of all of the outstanding bondholders affected. Upon such waiver, such Event of Default shall be deemed to be cured and no longer to exist for any purpose under the Indenture.

  Holders of bonds have no right to enforce any remedy under the Indenture unless the Trustee has first had a reasonable opportunity to do so following notice of default to the Trustee and request by the holders of 25% in aggregate principal amount of the bonds for action by the Trustee with offer of indemnity satisfactory to the Trustee against cost, expenses and liabilities that may be incurred thereby, but this provision does not impair the absolute right of any holder of bonds to enforce payment of the principal of and interest on his or her bond when due.

MODIFICATION OF INDENTURE

  Modifications and amendments of the Indenture which materially affect the rights of the holders of the bonds outstanding under the Indenture may be made by the Company and the Trustee only with the consent of the holders of no less than 66 2/3% in principal amount of the bonds of each series then outstanding, provided that no such modification or amendment may: (1) permit the extension of the time or times of payment of the principal of, or the interest or the premium (if any) on, any bond, or a reduction in the rate of interest or the amount of premium thereon, or otherwise affect the terms of payment of the principal of, or the interest or the premium (if any) on, any bond; (2) otherwise than as permitted by the Indenture, permit the creation of any lien ranking prior or equal to the lien of the Indenture with respect to any of the mortgaged properties; or (3) permit the reduction of the percentage of bonds required for the making of any such modification or alteration.

RELEASE OF PROPERTY

  Unless an Event of Default shall have occurred and be continuing, the Company is entitled to possess, use and enjoy all the property and appurtenances, franchise and rights conveyed by the Indenture. Subject to various limitations and requirements, the Company may obtain a release of any part of the mortgaged property upon receipt by the Trustee of cash or other consideration, if any, received or to be received from the sale, surrender or other disposition of the property to be released.

RELEASE AND DISCHARGE OF INDENTURE

  The Company may require the discharge of the Indenture if: (1) the Company pays or makes appropriate provision for the payment to the holders of the outstanding bonds of the principal, premium if any, and any interest due and to become due thereon; and (2) the Company delivers an opinion of counsel and an officers' certificate in accordance with the Indenture to the Trustee.

SUCCESSOR CORPORATION

  Under the Indenture, the Company may not consolidate with or merge into or convey or lease all or substantially all of its assets to another corporation, unless immediately after such transaction, no Event of Default will exist and such corporation assumes all the obligations of the Company under the bonds and the Indenture.

CONCERNING THE TRUSTEE

  Bank of New Hampshire is the Trustee under the Indenture. Its address is 143 Main Street, Concord, New Hampshire. The Company has appointed Bank of New Hampshire as the Registrar under the Indenture.

  The Indenture provides that all indebtedness to the Trustee for compensation thereunder shall be secured by a lien prior to that of the bonds upon the trust estate.

                                 UNDERWRITING

  The sole Underwriter, Edward D. Jones & Co., L.P., whose address is 12555 Manchester Road, St. Louis, Missouri 63131-3729, has agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase the Bonds from the Company.

  The Company has been advised that the Underwriter proposes to offer the Bonds directly to the public at the public offering price set forth on the cover page of this Prospectus. The Underwriter may organize a selling group of other securities dealers, all of whom will be members of the National Association of Securities Dealers, Inc. The Underwriter may allow concessions to members of the selling group in such amounts as it may determine. After the initial public offering, the public offering price and concessions to dealers may be changed.

  The Company has been advised that the Underwriter intends to make a market in the Bonds. In order to facilitate the offering of the Bonds, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Bonds. Specifically, the Underwriter may over-allot in connection with the offering, creating a short position in the Bonds for its own account. In addition, to cover over-allotments or to stabilize the price of the Bonds, the Underwriter may bid for, and purchase, the Bonds in the open market. The Underwriter may reclaim selling concessions allowed to a dealer for distributing the Bonds in the offering, if the Underwriter repurchases previously distributed Bonds in transactions to cover short positions in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Bonds above independent market levels. The Underwriter is not required to engage in these activities, and may end any of these activities at any time.

  The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

  Certain legal matters in connection with the offering have been passed upon for the Company by McLane, Graf, Raulerson & Middleton, Professional Association, Manchester, New Hampshire. Richard A. Samuels, a shareholder and director of McLane, Graf, Raulerson & Middleton, Professional Association, is Assistant Secretary of the Company and Secretary of ENI, the Company's parent.

  Certain matters will be passed upon for the Underwriter by Bryan Cave LLP, St. Louis, Missouri.

                                    EXPERTS

  The audited financial statements and schedules of the Company included in this Prospectus and elsewhere in the Registration Statement, of which this Prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act under Section 15(d) of the Exchange Act and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "SEC"). Such reports and other information can be inspected and copied at the SEC's Public Reference Room; Judiciary Plaza; 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following Regional Offices of the SEC:
7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov).

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Public Accountants.................................. F-2
Balance Sheets, June 30, 1997 (unaudited), September 30, 1996 and 1995.... F-3
Statements of Income, Twelve Months Ended June 30, 1997 (unaudited),
 Fiscal Years Ended September 30, 1996, 1995 and 1994..................... F-4
Statements of Retained Earnings, Twelve Months Ended June 30, 1997
 (unaudited), Fiscal Years Ended September 30, 1996, 1995 and 1994........ F-5
Statements of Cash Flows, Twelve Months Ended June 30, 1997 (unaudited),
 Fiscal Years Ended September 30, 1996, 1995 and 1994..................... F-6
Notes to Financial Statements............................................. F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of EnergyNorth Natural Gas, Inc.:

  We have audited the accompanying balance sheets of EnergyNorth Natural Gas, Inc. (a New Hampshire corporation and a wholly owned subsidiary of EnergyNorth, Inc.) as of September 30, 1996 and 1995, and the related statements of income, retained earnings and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EnergyNorth Natural Gas, Inc. as of September 30, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP

Boston, Massachusetts
November 1, 1996

                         ENERGYNORTH NATURAL GAS, INC.

                                 BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                            SEPTEMBER 30,
                                               JUNE 30,   -----------------
                                                 1997       1996     1995
                                              ----------- -------- --------
                                              (UNAUDITED)
ASSETS
 Utility plant, at cost......................  $143,711   $136,198 $129,864
 Accumulated depreciation and amortization...    47,686     44,679   41,448
                                               --------   -------- --------
 Net utility plant...........................    96,025     91,519   88,416
                                               --------   -------- --------
 Current assets:
 Cash and temporary cash investments.........       459        311      404
 Accounts receivable (net of allowances of
  $1,333, $1,176 and $907, respectively).....     6,047      1,831    1,921
 Unbilled revenues...........................       593        582      586
 Deferred gas costs..........................       --       3,783      --
 Materials and supplies......................     1,523      1,453    1,498
 Supplemental gas supplies...................     5,335      8,825    7,899
 Prepaid and deferred taxes..................     1,412      1,562    1,673
 Recoverable FERC 636 transition costs.......     1,514      1,733    1,733
 Prepaid expenses and other..................       413      1,098    1,156
                                               --------   -------- --------
   Total current assets......................    17,296     21,178   16,870
                                               --------   -------- --------
 Deferred charges:
 Regulatory asset--income taxes..............     2,402      2,401    2,401
 Recoverable environmental costs.............     6,268      6,840    3,741
 Other deferred charges......................        93        768      859
                                               --------   -------- --------
   Total deferred charges....................     8,763     10,009    7,001
                                               --------   -------- --------
   Total assets..............................  $122,084   $122,706 $112,287
                                               ========   ======== ========
STOCKHOLDER'S EQUITY AND LIABILITIES
 Capitalization:
 Common stock--par value of $25 per share,
  120,000 shares authorized, issued and
  outstanding................................  $  3,000   $  3,000 $  3,000
 Amount in excess of par.....................    22,538     22,538   21,038
 Retained earnings...........................    20,891     15,819   14,027
                                               --------   -------- --------
   Total common stockholder's equity.........    46,429     41,357   38,065
                                               --------   -------- --------
 Long-term debt..............................    26,789     27,102   28,552
 Capital lease obligations...................       --         --        25
                                               --------   -------- --------
   Total long-term obligations...............    26,789     27,102   28,577
                                               --------   -------- --------
   Total capitalization......................    73,218     68,459   66,642
                                               --------   -------- --------
 Current liabilities:
 Notes payable to banks......................     5,500      9,535    1,500
 Current portion of long-term debt...........     1,663      1,646    1,652
 Current portion of capital lease
  obligations................................       --          25       43
 Inventory purchase obligation...............     4,101      7,867    7,130
 Accounts payable............................     5,615      5,287    4,307
 Accounts payable to affiliates..............       763        589    1,285
 Deferred gas costs..........................     2,476        --     5,645
 Accrued interest............................     1,055        831      857
 Accrued taxes...............................     2,596      1,617      192
 Accrued FERC 636 transition costs...........     1,514      1,733    1,733
 Customer deposits, environmental and
  other......................................     1,933      3,963    1,260
                                               --------   -------- --------
   Total current liabilities.................    27,216     33,093   25,604
                                               --------   -------- --------
 Commitments and contingencies
 Deferred credits:
 Deferred income taxes.......................    16,272     15,619   14,339
 Unamortized investment tax credits..........     1,768      1,870    2,010
 Regulatory liability........................     1,284      1,374    1,497
 Contributions in aid of construction and
  other......................................     2,326      2,291    2,195
                                               --------   -------- --------
   Total deferred credits....................    21,650     21,154   20,041
                                               --------   -------- --------
   Total stockholder's equity and
    liabilities..............................  $122,084   $122,706 $112,287
                                               ========   ======== ========

   The accompanying notes are an integral part of these financial statements.

                         ENERGYNORTH NATURAL GAS, INC.

                              STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                           FISCAL YEARS ENDED
                                         12 MONTHS ENDED      SEPTEMBER 30,
                                            JUNE 30,     -----------------------
                                              1997        1996    1995    1994
                                         --------------- ------- ------- -------
                                           (UNAUDITED)
Operating revenues:
  Utility gas service...................     $91,029     $76,620 $68,988 $86,376
  Other.................................         975         890     829   1,774
                                             -------     ------- ------- -------
    Total operating revenues............      92,004      77,510  69,817  88,150
                                             -------     ------- ------- -------
Operating expenses:
  Cost of gas sold......................      53,879      39,115  35,602  51,058
  Operations and maintenance............      18,140      18,624  18,407  19,180
  Depreciation and amortization.........       4,864       4,693   4,063   3,897
  Taxes other than income taxes.........       3,574       3,654   3,460   3,639
  Federal and state income taxes........       3,330       3,224   1,745   2,280
                                             -------     ------- ------- -------
    Total operating expenses............      83,787      69,310  63,277  80,054
                                             -------     ------- ------- -------
Operating income........................       8,217       8,200   6,540   8,096
Other income............................         760         735   1,254     416
                                             -------     ------- ------- -------
Income before interest expense..........       8,977       8,935   7,794   8,512
Interest expense:
  Interest on long-term debt............       2,653       2,747   2,883   3,001
  Other interest........................         887         761   1,166     674
                                             -------     ------- ------- -------
    Total interest expense..............       3,540       3,508   4,049   3,675
                                             -------     ------- ------- -------
Net income..............................     $ 5,437     $ 5,427 $ 3,745 $ 4,837
                                             =======     ======= ======= =======


   The accompanying notes are an integral part of these financial statements.

                         ENERGYNORTH NATURAL GAS, INC.

                        STATEMENTS OF RETAINED EARNINGS
                                 (IN THOUSANDS)

                                                         FISCAL YEARS ENDED
                                       12 MONTHS ENDED      SEPTEMBER 30,
                                          JUNE 30,     -----------------------
                                            1997        1996    1995    1994
                                       --------------- ------- ------- -------
                                         (UNAUDITED)
Balance at beginning of year .........     $19,105     $14,027 $13,650 $12,012
Add--net income.......................       5,437       5,427   3,745   4,837
                                           -------     ------- ------- -------
                                            24,542      19,454  17,395  16,849
Deduct--cash dividends on common
 stock................................       3,651       3,635   3,368   3,199
                                           -------     ------- ------- -------
Balance at end of year................     $20,891     $15,819 $14,027 $13,650
                                           =======     ======= ======= =======



   The accompanying notes are an integral part of these financial statements.

                         ENERGYNORTH NATURAL GAS, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                       FISCAL YEARS ENDED
                                     12 MONTHS ENDED      SEPTEMBER 30,
                                        JUNE 30,     -------------------------
                                          1997        1996     1995     1994
                                     --------------- -------  -------  -------
                                       (UNAUDITED)
Cash flows from operating
 activities:
  Net income.......................     $  5,437     $ 5,427  $ 3,745  $ 4,837
  Noncash items:
    Depreciation and amortization..        5,114       5,177    4,486    4,271
    Deferred taxes and investment
     tax credits, net..............          928       1,017    1,066      569
  Changes in:
    Accounts receivable, net.......       (1,843)         90      303     (372)
    Unbilled revenues..............           12           4      (42)     (76)
    Inventories....................         (820)       (881)      47      704
    Prepaid expenses and other.....          (16)         58      (93)     224
    Deferred gas costs.............        4,587      (9,428)     909    5,499
    Accounts payable...............          225         980       36      247
    Accounts payable to affiliates,
     net...........................         (719)       (696)     901     (269)
    Accrued liabilities............         (630)       (279)    (104)    (167)
    Accrued/prepaid taxes..........          246       1,536     (419)     112
  Payments for environmental costs
   and other.......................       (1,315)       (821)  (2,672)  (1,511)
                                        --------     -------  -------  -------
      Net cash provided by
       operating activities........       11,206       2,184    8,163   14,068
                                        --------     -------  -------  -------
Cash flows from investing
 activities:
  Additions to property............      (11,752)     (7,496)  (6,407)  (6,298)
                                        --------     -------  -------  -------
Cash flows from financing
 activities:
  Capital contributions from
   parent..........................        1,500       1,500      --     1,190
  Issues of long-term debt.........          211         208      149       80
  Change in notes payable to
   banks...........................        3,500       8,035    1,500   (3,050)
  Increase in inventory purchase
   obligation......................        9,194       9,284    6,770    9,962
  Change in customer deposits and
   other...........................         (271)         81        7      128
  Cash dividends on common stock...       (3,651)     (3,635)  (3,368)  (3,199)
  Refunding requirements:
    Repayment of long-term debt....       (1,660)     (1,664)  (1,687)  (1,356)
    Repayment of capital lease
     obligations...................          (36)        (43)     (41)     (41)
    Repayment of inventory purchase
     obligation....................       (8,059)     (8,547)  (6,974)  (9,655)
                                        --------     -------  -------  -------
      Net cash provided by (used
       for) financing activities...          728       5,219   (3,644)  (5,941)
                                        --------     -------  -------  -------
Net increase (decrease) in cash and
 temporary cash investments........          182         (93)  (1,888)   1,829
Cash and temporary cash invest-
 ments, beginning of year..........          277         404    2,292      463
                                        --------     -------  -------  -------
Cash and temporary cash invest-
 ments, end of year................     $    459     $   311  $   404  $ 2,292
                                        ========     =======  =======  =======

   The accompanying notes are an integral part of these financial statements.

                         ENERGYNORTH NATURAL GAS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIOD)

NOTE 1. ACCOUNTING POLICIES

  The significant accounting policies followed by EnergyNorth Natural Gas, Inc. (the "Company") are set forth below.

 Business Organization

  The Company is a wholly owned subsidiary of EnergyNorth, Inc. Transactions between the Company and other affiliated companies include payments for management, accounting, data processing and other services. The Company is a regulated gas distribution utility located in southern and central New Hampshire and also provides service and sells appliances. The rates and accounting practices followed by the Company are regulated by the New Hampshire Public Utilities Commission ("NHPUC"). The Company's accounting policies conform to generally accepted accounting principles applicable to rate-regulated enterprises and reflect the effects of the ratemaking process in accordance with Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for Certain Types of Regulation."

 Revenue Recognition

  Utility revenues derived from the sale or transportation of natural gas are based on rates authorized by the NHPUC. Customers' meters are read and bills are rendered on a cycle basis throughout the month. The Company records unbilled revenues related to gas delivered but not billed at the end of the accounting period.

 Cost of Gas Adjustment Clause

  The Company's tariff includes a cost of gas adjustment ("CGA") clause that permits billings to customers for changes in its cost of gas over a base period cost. The tariff provides for a CGA calculation for a summer period and a winter period. Any difference between the cost of gas incurred and amounts billed to customers is deferred for ratemaking and accounting purposes to the next corresponding period. Interest accrues on these amounts at the prime rate, adjusted quarterly.

 Inventories

  Inventories are valued on the basis of the lower of average cost or market.

 Depreciation

  The Company provides for depreciation on the straight-line basis. The rates applied are approved by the NHPUC. Such rates were equivalent to a composite rate of 3.4% for the twelve months ended June 30, 1997 and for the fiscal years ended September 30, 1996, 1995 and 1994. Under depreciation practices required by the NHPUC, when gas utility assets under the composite method are retired from service, the cost of the retired assets are removed from the property accounts and charged, together with any cost of removal, to the accumulated depreciation accounts. For all other assets, when assets are sold or retired, the cost of the assets and their related accumulated depreciation are removed from the respective accounts, net removal costs are recorded and any gain or loss is included in income.

 Deferred Charges

  Total deferred charges consist primarily of regulatory assets and the cost of issuing debt. The Company has established various regulatory assets in cases where the NHPUC has permitted, or is expected to permit, recovery of specific costs over a period of time. At September 30, 1996, regulatory assets included $6,800,000 for

                         ENERGYNORTH NATURAL GAS, INC.

environmental investigation and disposal costs and $2,400,000 of unrecovered deferred state income taxes (see Note 6). At June 30, 1997, regulatory assets included $6,300,000 for environmental investigation and disposal costs and $2,400,000 of unrecovered deferred state income taxes.

  The unamortized cost of issuing debt at September 30, 1996 was $664,000 and at June 30, 1997 was $619,000. Deferred financing costs are amortized over the life of the related security. Other deferred charges are amortized over the recovery period specified by the NHPUC.

  SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," issued in March 1995 and effective October 1, 1996, establishes accounting standards for the impairment of long-lived assets. SFAS No. 121 requires that any assets, including regulatory assets, which are no longer probable of recovery through future revenues, be revalued based on estimated future cash flows. If the revaluation is less than the book value of the asset, an impairment loss would be charged to earnings. While circumstances may change, based on the current regulatory environment in the Company's service area, the adoption of SFAS No. 121 has not had a material impact on the Company's financial position or results of operations.

 Investment Tax Credits

  Investment tax credits are being amortized over the estimated useful life of the property that gave rise to the credit.

 Fair Value of Financial Instruments

  Because of the short maturity of certain assets, which include cash, temporary cash investments and accounts receivable, and certain liabilities, which include accounts payable and notes payable to banks, these instruments are stated at amounts that approximate fair value.

  If long-term debt outstanding at September 30, 1996 were refinanced using new issue debt rates of interest that on average are lower than the outstanding rates, the present value of those obligations would increase from the amounts outstanding on the September 30, 1996 balance sheet by 11.8%. In the event of refinancing, there would be no gain or loss as, under established regulatory procedure, any such difference would be reflected in rates and have no effect on gross income.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect assets and liabilities, the disclosure of contingent assets and liabilities, and revenues and expenses. Actual amounts could differ from those estimates.

 Reclassifications

  Reclassifications are made periodically to previously issued financial statements to conform to the current year's presentation.

                         ENERGYNORTH NATURAL GAS, INC.

NOTE 2. CASH FLOWS

  Supplemental disclosures of cash flow information are as follows (in thousands):

                                                            FISCAL YEARS ENDED
                                           12 MONTHS ENDED    SEPTEMBER 30,
                                              JUNE 30,     --------------------
                                                1997        1996   1995   1994
                                           --------------- ------ ------ ------
Cash paid during the period for:
  Interest (net of amount capitalized)....     $3,709      $3,369 $4,132 $3,372
  Income taxes............................      2,391         508    898  1,595

  In preparing the accompanying statements of cash flows, all highly liquid investments having maturities of three months or less when acquired were considered to be cash equivalents and classified as cash and temporary investments.

NOTE 3. INVENTORY FINANCING

  The Company finances gas inventory purchases through the use of a single purpose trust, which purchases gas with funds loaned to it by a bank. As the Company requires gas to service customers, gas is repurchased from the trust at original product cost plus financing costs and trust fees. The cost of gas and related financing are recoverable through the CGA.

  The bank credit agreement provides for a .375% commitment fee on the credit line and interest at prime (8.25% at September 30, 1996 and 8.5% at June 30, 1997) with a fixed rate interest option at less than prime on the outstanding balance. The trust agreement provides for a management fee of $8,000 annually. The credit agreement between the trust and the bank provides for a total commitment of up to $9,500,000 through February 1998.

  As of September 30, 1996 and 1995, the gas inventories under the trust agreement and controlled by the Company totaled $7,800,000 and $7,100,000, respectively, and are included in inventories on the accompanying balance sheets. At June 30, 1997, gas inventories under the trust agreement were $4,100,000. Inventory purchase obligations under this financing agreement are reflected as a current liability on the accompanying balance sheets.

NOTE 4. NOTES PAYABLE TO BANKS

  As of June 30, 1997, the Company had available $14,700,000 under various unsecured bank lines of credit that are renewed annually, $5,500,000 of which was outstanding. The lines bear interest at prime, or less than prime on certain of the lines for fixed periods of time, and are due on demand. The terms of the credit agreements require annual commitment fees of .25% to .35% of the lines.

                         ENERGYNORTH NATURAL GAS, INC.

NOTE 5. LONG-TERM DEBT

  At June 30, 1997 and September 30, 1996 and 1995, long-term debt consisted of the following (in thousands):

                                              FINAL            SEPTEMBER 30,
                                INTEREST     PAYMENT JUNE 30, ---------------
                                  RATE         DUE     1997    1996    1995
                             --------------- ------- -------- ------- -------
   General and Refunding
    Bonds:
                             8.67%            2002   $ 7,088  $ 7,088 $ 8,270
                             8.44%            2009     4,000    4,333   4,667
                             9.70%            2019     7,000    7,000   7,000
                             9.75%            2020    10,000   10,000  10,000
   Vehicle notes............ Prime plus .50%  2001       364      327     267
                                                     -------  ------- -------
       Total................                          28,452   28,748  30,204
   Less--current portion....                           1,663    1,646   1,652
                                                     -------  ------- -------
       Total long-term
        debt................                         $26,789  $27,102 $28,552
                                                     =======  ======= =======

  Interest payments for the General and Refunding Bonds are due semiannually. The General and Refunding Bonds are collateralized by first mortgage liens on substantially all real property and operating plant facilities.

  The aggregate amounts of principal due for all long-term debt for each of the five years subsequent to September 30, 1996 are as follows (in thousands):

     FISCAL YEAR                                                          AMOUNT
     -----------                                                          ------
     1997................................................................ $1,646
     1998................................................................  1,612
     1999................................................................  1,582
     2000................................................................  1,551
     2001................................................................  1,516

NOTE 6. INCOME TAXES

  The Company files a consolidated federal income tax return with its parent company. For financial reporting and rate purposes, the Company provides taxes on a separate return basis.

  At September 30, 1996 and 1995, the SFAS No. 109 regulatory liability amounted to $1,000,000 and $1,100,000, respectively, for the tax benefit of unamortized investment tax credits, and $339,000 and $384,000, respectively, for the excess reserves for deferred taxes as a result of pre-July 1, 1987 deferred income taxes that were recorded in excess of the current federal statutory income tax rate.

  A deferred state income tax liability and a corresponding regulatory asset of approximately $2,400,000, representing revenues the Company expects to recover from utility gas service customers, were established at September 30, 1994 as a result of recording deferred state income taxes on the cumulative temporary differences due to a change in New Hampshire tax law. Effective June 2, 1994, the 1% franchise tax assessed on sales of natural gas was repealed. Prior to the change in tax law, the franchise tax was permitted as a credit against the New Hampshire Business Profits Tax ("NHBPT"). Because franchise tax payments exceeded the NHBPT, the Company never incurred a NHBPT liability; therefore, no deferred state income taxes related to temporary differences were recorded.

                         ENERGYNORTH NATURAL GAS, INC.

  The tax effects of cumulative differences that gave rise to the deferred tax liabilities and deferred tax assets for the years ended September 30, 1996 and 1995 were as follows (in thousands):

                                                                 1996    1995
                                                                ------- -------
   Deferred tax assets:
     Contributions in aid of construction...................... $   696 $   666
     Unamortized investment tax credits........................     636     683
     Allowance for doubtful accounts...........................     454     351
     Deferred gas costs........................................     --    1,373
     Other.....................................................     821     655
                                                                ------- -------
       Total deferred tax assets...............................   2,607   3,728
                                                                ------- -------
   Deferred tax liabilities:
     Property-related..........................................  14,742  13,860
     Deferred gas costs........................................   1,773     --
     Environmental costs.......................................   1,499   1,445
     Other.....................................................   1,372   1,245
                                                                ------- -------
       Total deferred tax liabilities..........................  19,386  16,550
                                                                ------- -------
   Net deferred tax liability.................................. $16,779 $12,822
                                                                ======= =======

  Deferred income taxes were classified in the accompanying balance sheets as of September 30, 1996 and 1995 as follows (in thousands):

                                                                 1996    1995
                                                                ------- -------
   Current..................................................... $ 1,160 $(1,517)
   Long-term...................................................  15,619  14,339
                                                                ------- -------
       Total................................................... $16,779 $12,822
                                                                ======= =======

  The components of federal and state income taxes reflected in the accompanying statements of income for the years ended September 30, 1996, 1995 and 1994 were as follows (in thousands):

                                                          1996    1995    1994
                                                         ------  ------  ------
   Federal:
     Current............................................ $ (323) $  961  $1,944
     Deferred...........................................  3,119     566     481
     Investment tax credits.............................   (140)   (141)   (145)
                                                         ------  ------  ------
       Total federal....................................  2,656   1,386   2,280
                                                         ------  ------  ------
   State:
     Current............................................   (129)    227     --
     Deferred...........................................    697     132     --
                                                         ------  ------  ------
       Total state......................................    568     359     --
                                                         ------  ------  ------
   Total provision for income taxes..................... $3,224  $1,745  $2,280
                                                         ======  ======  ======

                         ENERGYNORTH NATURAL GAS, INC.

  The total federal and state income tax provision, as a percentage of income before federal and state income taxes, was 37.3%, 31.8% and 32% for the years ended September 30, 1996, 1995 and 1994, respectively. The following table reconciles the income tax provision calculated using the federal statutory tax rate of 34% to the book provision for federal income taxes (in thousands).

                                                        1996    1995    1994
                                                       ------  ------  ------
   Tax calculated at statutory rate................... $2,941  $1,867  $2,420
   Increase (reduction) in effective tax resulting
    from:
     Amortization of investment tax credit............   (140)   (141)   (145)
     Adjustment due to change in tax rates............    (28)    (28)    (28)
     State taxes, net of federal tax benefit..........    375     241     --
     Other, net.......................................     76    (194)     33
                                                       ------  ------  ------
   Total provision for income taxes................... $3,224  $1,745  $2,280
                                                       ======  ======  ======

NOTE 7. EMPLOYEE BENEFIT PLANS

 Pension Plans

  The Company has a noncontributory defined benefit plan covering substantially all employees. Benefits are based on years of credited service and average earnings during the five highest consecutive years of earnings prior to the normal retirement date. The Company is also charged for pension expense for the management pension plan of the parent company.

  The Company's funding policy is to annually contribute to the plans an amount that is not less than the minimum amount required by the Employee
Retirement Income Security Act of 1974 and not more than the maximum deductible for income tax purposes.

  Net periodic pension cost included the following components (in thousands):

                                                        1996    1995    1994
                                                       ------  ------  ------
   Service cost for benefits earned................... $  249  $  236  $  231
   Interest cost on projected benefit obligations.....    472     458     440
   Actual return on plan assets.......................   (542)   (953)    314
   Net amortization and deferral......................    (90)    369    (860)
   Parent company allocation..........................    344     389     387
                                                       ------  ------  ------
   Net periodic pension cost.......................... $  433  $  499  $  512
                                                       ======  ======  ======

  The following table sets forth the funded status of the plans at September
30, 1996, 1995 and 1994 (in thousands):

                                                        1996    1995    1994
                                                       ------  ------  ------
   Vested benefit obligation.......................... $5,983  $5,239  $5,120
                                                       ======  ======  ======
   Accumulated benefit obligation..................... $6,228  $5,455  $5,322
                                                       ======  ======  ======
   Projected benefit obligation....................... $6,971  $6,429  $6,246
   Plan assets at fair value..........................  7,300   6,839   5,896
                                                       ------  ------  ------
   Funded status......................................    329     410    (350)
   Unrecognized transition asset......................   (384)   (444)   (504)
   Unrecognized prior service cost....................    351     407     463
   Unrecognized net loss..............................    447     185     782
                                                       ------  ------  ------
   Prepaid pension.................................... $  743  $  558  $  391
                                                       ======  ======  ======

                         ENERGYNORTH NATURAL GAS, INC.

  Assumptions used to determine the projected benefit obligation were as follows:

                                                               1996  1995  1994
                                                               ----  ----  ----
   Discount rate.............................................. 7.5%  7.5%  7.5%
   Rate of increase in future compensation levels............. 4.0%  4.0%  4.5%
   Expected long-term rate of return on assets................ 9.0%  9.0%  9.0%

  Plan assets are invested in common stocks and bonds.

  The Company has an employee 401(k) savings and investment plan covering substantially all employees. The Company made contributions of $61,000, $57,000 and $56,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

 Other Postemployment Benefits

  In addition to providing pension benefits, the Company provides certain health care and life insurance benefits to qualified retired employees.

  In accordance with SFAS No. 106, the Company began recording the cost of postretirement benefits on an accrual basis in 1994. The expense recorded in fiscal 1996, 1995 and 1994 for providing postretirement benefits, including amortization of the accumulated projected benefit obligation over a 20-year period, was $222,000, $278,000 and $451,000, respectively.

  The Company has funded these benefit costs by making cash contributions, at the same level of expense recorded, to a voluntary employee benefit association ("VEBA") trust.

  The following table sets forth the funded status of the plan at September 30, 1996 and 1995 (in thousands):

                                                              1996     1995
                                                             -------  -------
   Accumulated postretirement benefit obligation as of July
    31:
     Retirees..............................................  $ 1,225  $ 1,005
     Fully eligible active plan participants...............      372      530
     Other active participants.............................      685      656
                                                             -------  -------
                                                               2,282    2,191
   Plan assets at fair market value........................     (738)    (557)
   Unrecognized transition obligation......................   (2,381)  (2,521)
   Unrecognized net gain...................................      891      956
                                                             -------  -------
   Accrued postretirement benefit cost at July 31..........       54       69
   Contributions for the two-month period ending September
    30.....................................................       55       70
                                                             -------  -------
   Accrued postretirement benefit cost at September 30.....  $    (1) $    (1)
                                                             =======  =======

  The components of the net periodic postretirement benefit cost at September 30, 1996 and 1995 are as follows (in thousands):

                                                             1996        1995
                                                             ----        ----
   Service cost--benefits
    attributed to services
    during the year........                                  $ 48        $ 44
   Interest cost on accumu-
    lated postretirement
    benefit obligation.....                                   161         162
   Actual asset return.....                                   (48)        (73)
   Net amortization and de-
    ferral.................                                    61         145
                                                             ----        ----
   Net periodic
    postretirement benefit
    cost...................                                  $222        $278
                                                             ====        ====

                         ENERGYNORTH NATURAL GAS, INC.

  An 11% average annual rate of increase in the per capita costs of covered health care benefits was assumed for fiscal 1996, reduced in steps of 1% to a level of 5% at 2002 and thereafter. This decrease results from changes in estimates of future health care inflation, assumed changes in health care utilization and related effects. Increasing the assumed health care cost trend rates by one percentage point in each year would have resulted in a $198,000 increase in the accumulated postretirement benefit obligation as of July 31, 1996 and an increase in the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost for fiscal 1996 of $15,000. A discount rate of 7.5% was used to determine the accumulated postretirement benefit obligation. The expected long-term rate of return on plan assets is 9%. Plan assets are invested in common stocks and bonds.

NOTE 8. COMMITMENTS AND CONTINGENCIES

 Contracts

  The Company has various contractual agreements covering the transportation of natural gas, underground storage facilities and the purchase of natural gas, which are recoverable under the Company's CGA. These contracts expire at various times from 1997 to 2011.

 Litigation

  The Company has been named in certain lawsuits arising from normal operations. In the opinion of management, the outcome of these lawsuits will not have a material adverse effect on the financial position or results of operations of the Company.

 Environmental Issues

  The Company and certain of its predecessors owned or operated several facilities for the manufacture of gas from coal, a process used through the mid-1900's that produced by-products that may be considered contaminated or hazardous under current law, and some of which may still be present at such facilities. The Company accrues environmental investigation and clean-up costs with respect to former manufacturing sites and other environmental matters when it is probable that a liability exists and the amount or range of amounts can be reasonably estimated.

  One former manufactured gas facility in Concord, New Hampshire has been investigated and partially remediated. Disposal of the contents of the gasholder situated at this former gas manufacturing facility has been completed. Total remediation costs amounted to approximately $3,500,000 and were recorded in deferred charges. Recovery of costs from customers began on July 1, 1995 and will extend over a seven-year period. The unamortized balance of approximately $2,500,000 at June 30, 1997 is excluded from rate base.

  The New Hampshire Department of Environmental Services ("NHDES") has required remedial action for a portion of the Concord site at which wastes were disposed of from approximately 1852 through 1952. The estimated cost of this remedial action ranges from $2,100,000 to $3,200,000, and the Company has recorded $2,100,000 at June 30, 1997 in deferred charges. The Company has petitioned the NHPUC for approval of the Company's proposed five-year recovery from ratepayers, including carrying costs, for approximately $1,900,000 of investigation, remediation and recovery effort costs.

  The Company is pursuing recovery from its insurance carriers as well as from insurance carriers of its predecessors with respect to the Concord site. In addition, the Company is pursuing recovery against an entity that the Company alleges owned or operated the manufactured gas plant during the late 1800's and early 1900's.

                         ENERGYNORTH NATURAL GAS, INC.

  The Company and Public Service Company of New Hampshire ("PSNH"), an electric utility company, conducted an environmental site characterization of a second former manufactured gas plant in Laconia, New Hampshire. The Laconia manufactured gas plant operated between approximately 1887 and 1952, and the Company owned and operated the facility for approximately the last seven years of its active life. PSNH also owned and operated the facility during its active life. Without admitting liability, the Company and PSNH have entered into an agreement under which costs of the site characterization are shared. The Company's share of the costs of the site characterization and a report to the NHDES, totaled $265,000 and has been recorded in deferred charges as of June 30, 1997. The Company expects to incur further expenses but is currently unable to predict the magnitude of any liability that may be imposed on it for the cost of additional studies or the performance of a remedial action in connection with the Laconia site. The Company is pursuing recovery from its insurance carriers for costs incurred with respect to the Laconia site.

  The Company is pursuing and intends to pursue recovery from insurance carriers and claims against any other responsible parties seeking to ensure that they contribute appropriately to reimburse the Company for any costs incurred with respect to environmental matters. The Company intends to seek and expects to receive approval of rate recovery methods with respect to environmental matters after it has determined the extent of contamination, received recommendations with regard to remediation, and commenced remediation efforts.

 Transition Costs

  Federal Energy Regulatory Commission Order 636 allows interstate pipeline companies to recover transition costs created as they buy out of long-term fixed-price gas contracts. Since the Company's supplier began direct billing these costs on September 1, 1993 as a component of demand charges, $7,600,000 has been billed through June 30, 1997. The Company has recorded additional transition costs of approximately $1,500,000 that will be billed over a period of 18 months. The Company is recovering transition costs through the cost of gas adjustment.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMA-TION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNEC-TION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COM-PANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SO-LICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE ANY OF THE DATES AS OF WHICH INFORMATION IS FURNISHED HEREIN OR THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   5
The Company..............................................................   6
Use of Proceeds..........................................................   6
Selected Financial Data..................................................   7
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................   8
Business.................................................................  13
Certain Relationships and Related Transactions...........................  19
Management...............................................................  20
Description of Bonds.....................................................  26
Underwriting.............................................................  33
Legal Matters............................................................  33
Experts..................................................................  33
Available Information....................................................  33
Index to Financial Statements............................................ F-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                  $22,000,000

                                  ENERGYNORTH
                               NATURAL GAS, INC.

                              FIRST MORTGAGE BONDS
                                 DESIGNATED AS
                                % SERIES E BONDS

                          DUE SEPTEMBER 30, 2027

                                      LOGO

                               ----------------

                                   PROSPECTUS

                               ----------------

                          EDWARD D. JONES & CO., L.P.

                                DATED    , 1997

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   ITEM                                                                AMOUNT
   ----                                                               --------
   Filing fee--Securities and Exchange Commission.................... $  6,667
   Blue Sky filing fees and expenses (including estimated legal fees)............................................................ $  7,500
   NASD filing fee................................................... $  2,700
   Legal fees and expenses (estimated)............................... $ 50,000
   Accounting fees (estimated)....................................... $ 25,000
   Printing and engraving (estimated)................................ $ 25,000
   Trustee fees...................................................... $  2,500
   Miscellaneous..................................................... $  5,000
                                                                      --------
     Total........................................................... $124,367

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  New Hampshire Revised Statutes Annotated ("RSA") 293-A, Sections 8.51 and 8.56, empower a corporation, subject to certain limitations, to indemnify its directors and officers against expenses (including attorney's fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by them in connection with any civil or criminal suit or proceeding (other than a derivative action) to which they are parties or threatened to be made parties by reason of being directors or officers, if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation (and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful). The power to indemnify in connection with an action or suit by or in the right of the corporation (a derivative action) is more limited. Indemnification against expenses actually and reasonably incurred is required if a director or officer is wholly successful in defense of an action, suit or proceeding of the type where indemnity is permitted by the statute. Unless ordered by a court, indemnification under the statute, other than mandatory indemnification against expenses, may be made only if a determination that indemnification is proper has been made by a prescribed vote of the board of directors, special legal counsel in certain cases, by the shareholders or by the prescribed vote of a committee duly designated by the board of directors, in certain cases. Indemnification provided for by RSA 293-A:8.50-8.58 is not exclusive and a corporation is empowered to maintain insurance on behalf of its directors and officers against any liability asserted against them in that capacity, whether or not the corporation would have the power under that section to indemnify them.

  The by-laws of the Company provide that it shall indemnify any director or officer pursuant to the provisions of RSA 293-A:8.50-8.58. The Company maintains insurance on behalf of its directors and officers against liability asserted them in that capacity.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) The following is a complete list of Exhibits filed as part of this Registration Statement:

 EXHIBIT NO.
 -----------
  1          Underwriting Agreement between EnergyNorth Natural Gas, Inc. and
              Edward D. Jones & Co., L.P.
 *3.1        Articles of Incorporation of EnergyNorth Natural Gas, Inc.
 *3.2        Bylaws of EnergyNorth Natural Gas, Inc.

- --------

*  Previously filed.

 EXHIBIT NO.
 -----------
  4.1        Gas Service, Inc. General and Refunding Mortgage Indenture, dated as of June 30, 1987, as amended, and supplemented by a First
              Supplemental Indenture, dated as of October 1, 1988, and by a
              Second Supplemental Indenture, dated as of August 31, 1989, is incorporated by reference to Exhibit 4.1 of EnergyNorth, Inc.'s
              Form 10-K (File No. 0-11035) for the fiscal year ended September
              30, 1989.
  4.2        Third Supplemental Indenture, dated as of September 1, 1990, to
              Gas Service, Inc. General and Refunding Mortgage Indenture, dated as of June 30,1987, is incorporated by reference to Exhibit 4.2 of EnergyNorth, Inc.'s Form 10-K (File No. 0-11035) for the
              fiscal year ended September 30, 1990.
  4.3        Fourth Supplemental Indenture, dated as of January 10, 1992, to
              Gas Service, Inc. General and Refunding Mortgage Indenture, dated as of June 30, 1987, is incorporated by reference to Exhibit 4.3 of EnergyNorth, Inc.'s Form 10-K (File No. 0-11035) for the
              fiscal year ended September 30, 1992.
  4.4        Fifth Supplemental Indenture, dated as of February 1, 1995, to Gas
              Service, Inc. General and Refunding Mortgage Indenture, dated as of June 30, 1987 is incorporated by reference to Exhibit 4.4 to
              EnergyNorth, Inc.'s Form 10-K (File No. 0-11035) for the fiscal year ended September 30, 1996.
  4.5        Sixth Supplemental Indenture, dated as of September 15, 1997, to
              Gas Service, Inc. General and Refunding Mortgage Indenture, dated as of June 30, 1987.
  4.6        Copies of Bond Indentures and a note and credit agreement defining the rights of holders of long-term debt of certain subsidiaries of EnergyNorth, Inc., under which the amounts of bonds or the note issued do not exceed 10% of the consolidated assets of
              EnergyNorth, Inc. will be furnished to the Securities and
              Exchange Commission upon request.
 *5          Opinion of McLane, Graf, Raulerson & Middleton, Professional
              Association as to the legality of the Bonds being registered.
 10.1        Gas transportation agreement (FT-A), dated as of September 1,
              1993, between Tennessee Gas Pipeline Company and EnergyNorth
              Natural Gas, Inc. is incorporated by reference to Exhibit 10.1 to
              EnergyNorth, Inc.'s Form 10-K (File No. 0-11035) for the fiscal year ended September 30, 1993.
 10.2        Gas transportation agreement (contract No. 632), dated as of
              September 1, 1993, between Tennessee Gas Pipeline Company and
              EnergyNorth Natural Gas, Inc. is incorporated by reference to
              Exhibit 10.2 to EnergyNorth, Inc.'s Form 10-K (File No. 0-11035)
              for the fiscal year ended September 30, 1995.
 10.3        Supplemental Executive Retirement Plan of EnergyNorth, Inc., as
              amended, is incorporated by reference to Exhibit 10.3 to
              EnergyNorth, Inc.'s Form 10-K (File No. 0-11035) for the fiscal year ended September 30, 1996.
 10.4        Deferred Compensation Agreement, dated as of November 30, 1993, between Robert R. Giordano and EnergyNorth, Inc. is incorporated by reference to Exhibit 10.3 to EnergyNorth, Inc.'s Form 10-K
              (File No. 0-11035) for the fiscal year ended September 30, 1993.
 10.5        Deferred Compensation Agreement, dated as of November 30, 1993, between Albert J. Hanlon and EnergyNorth, Inc. is incorporated by reference to Exhibit 10.5 to EnergyNorth, Inc.'s Form 10-K (File
              No. 0-11035) for the fiscal year ended September 30, 1993.
 10.6        Amendment to Deferred Compensation Agreement, dated as of October
              1, 1996, between Robert R. Giordano and EnergyNorth, Inc. is incorporated by reference to Exhibit 10.6 to EnergyNorth, Inc.'s
              10-K (File No. 0-11035) for the fiscal year ended September 30,
              1996.
 10.7        Amendment to Deferred Compensation Agreement, dated as of October
              1, 1996, between Albert J. Hanlon and EnergyNorth, Inc. is incorporated by reference to Exhibit 10.6 EnergyNorth, Inc.'s 10-
              K (File No. 0-11035) for the fiscal year ended September 30,
              1996.

- --------

*  Previously filed.

 EXHIBIT NO.
 -----------
  10.8       Deferred Compensation Agreement, dated as of November 30, 1993, between Richard P. Demers and EnergyNorth, Inc. is incorporated by reference to Exhibit 10.6 to EnergyNorth, Inc.'s 10-K (File
              No. 0-11035) for the fiscal year ended September 30, 1996.
  10.9       Deferred Compensation Agreement, dated as of November 30, 1995, between Frank L. Childs and EnergyNorth, Inc. is incorporated by reference to Exhibit 10.6 to EnergyNorth, Inc.'s 10-K (File No.
              0-11035) for the fiscal year ended September 30, 1996.
  10.10      Deferred Compensation Agreement, dated as of November 30, 1993, between Michelle L. Chicoine and EnergyNorth, Inc. is
              incorporated by reference to Exhibit 10.6 to EnergyNorth, Inc.'s
              10-K (File No. 0-11035) for the fiscal year ended September 30,
              1996.
  10.11      EnergyNorth, Inc. 1992 Directors' Deferred Compensation Plan, as
              amended, is incorporated by reference to Exhibit 10.11 to
              EnergyNorth, Inc.'s 10-K (File No. 0-11035) for the fiscal year ended September 30, 1996.
  10.12      Employment Agreement, dated as of December 1, 1995, between Robert
              R. Giordano and EnergyNorth, Inc. is incorporated by reference to
              Exhibit 10.9 to EnergyNorth, Inc.'s Form 10-K (File No. 0-11035)
              for the fiscal year ended September 30, 1995.
  10.13      Employment Agreement, dated as of December 1, 1995, between Albert
              J. Hanlon and EnergyNorth, Inc. is incorporated by reference to
              Exhibit 10.11 to EnergyNorth, Inc.'s Form
              10-K (File No. 0-11035) for the fiscal year ended September
              30,1995.
  10.14      Management Continuity Agreement, dated as of December 7, 1995, between Robert R. Giordano and EnergyNorth, Inc. is incorporated by reference to Exhibit 10.12 to EnergyNorth, Inc.'s Form 10-K
              (File No. 0-11035) for the fiscal year ended September 30, 1995.
  10.15      Management Continuity Agreement, dated as of December 7, 1995, between Albert J. Hanlon and EnergyNorth, Inc. is incorporated by reference to Exhibit 10.14 to EnergyNorth, Inc.'s Form
              10-K (File No. 0-11035) for the fiscal year ended September 30,
              1995.
  10.16      Management Continuity Agreement, dated as of December 2, 1996, between Michelle L. Chicoine and EnergyNorth, Inc. is
              incorporated by reference to Exhibit 10.18 to EnergyNorth, Inc.'s
              Form 10-K (File No. 0-11035) for the fiscal year ended September
              30, 1996.
  10.17      Management Continuity Agreement, dated as of December 2, 1996, between Frank L. Childs and EnergyNorth, Inc. is incorporated by reference to Exhibit 10.19 to EnergyNorth, Inc.'s Form
              10-K (File No. 0-11035) for the fiscal year ended September 30,
              1996.
  10.18      Management Continuity Agreement, dated as of December 7, 1995, between Richard P. Demers and EnergyNorth, Inc. is incorporated by reference to Exhibit 10.20 to EnergyNorth, Inc.'s Form 10-K
              (File No. 0-11035) for the fiscal year ended September 30, 1996.
  10.19      EnergyNorth, Inc. Key Employee Performance and Equity Incentive
              Plan, as amended, is incorporated by reference to Exhibit 10.15 to EnergyNorth, Inc.'s Form 10-K (File No. 0-11035) for the
              fiscal year ended September 30, 1995.
  10.20      EnergyNorth, Inc. Director Incentive Plan is incorporated by reference to Exhibit 10 to EnergyNorth, Inc.'s Form 10-Q (File
              No. 0-11035) for the quarter ended March 31, 1997.
  10.21      Tax Sharing Agreement, dated as of October 1, 1988.
 *10.22      Cost Allocation Agreement, dated as of October 1, 1996.
  12         Statement re: Computation of Ratios.
 *23.1       Consent of McLane, Graf, Raulerson & Middleton, Professional
              Association is contained in Exhibit 5 and incorporated herein by reference.
 *23.2       Consent of Arthur Andersen LLP.
  24         Power of Attorney is incorporated by reference to Page II-5 of
              EnergyNorth Natural Gas, Inc.'s Registration Statement on Form S-
              1 (File No. 333-32949).
  25         Statement of Eligibility of Bank of New Hampshire as Trustee on
              Form T-1.
 *27         Financial Data Schedule.

- --------

*  Previously filed.

  (b)The following financial statement schedule of EnergyNorth Natural Gas, Inc. is submitted herewith:

  Schedule II--Valuation and Qualifying Accounts for the Three Years Ended September 30, 1996 and Twelve Months Ended June 30, 1997 (unaudited)

  All schedules other than those above have been omitted because they are not required or are inapplicable.

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT AMENDMENT NO. 1 TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MANCHESTER, STATE OF NEW HAMPSHIRE, ON SEPTEMBER 10, 1997.

                                         EnergyNorth Natural Gas, Inc.

                                               /s/ Robert R. Giordano*
                                         By:___________________________________
                                                    Robert R. Giordano
                                              President and Chief Executive
                                                         Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


             SIGNATURE                       TITLE                 DATE

    /s/ Robert R. Giordano*           Director, President     September 10, 1997
- ------------------------------------   and Chief
         ROBERT R. GIORDANO            Executive Officer


    /s/ N. George Mattaini*           Chairman of the         September 10, 1997
- ------------------------------------   Board of Directors
         N. GEORGE MATTAINI


     /s/ Edward T. Borer*             Director                September 10, 1997
- ------------------------------------
          EDWARD T. BORER


      /s/ Michelle L. Chicoine        Director, Chief         September 10, 1997
- ------------------------------------   Financial Officer,
        MICHELLE L. CHICOINE           Vice President,
                                       Treasurer


     /s/ Albert J. Hanlon*            Director, Senior        September 10, 1997
- ------------------------------------   Vice President
          ALBERT J. HANLON


     /s/ Frank L. Childs*             Director, Vice          September 10, 1997
- ------------------------------------   President
          FRANK L. CHILDS


   /s/ David A. Skrzysowski*          Vice President and      September 10, 1997
- ------------------------------------   Controller (Chief
        DAVID A. SKRZYSOWSKI           Accounting
                                       Officer)


- --------
*By Michelle L. Chicoine as
      Attorney-In-Fact

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

To the Board of Directors of EnergyNorth Natural Gas, Inc.:

We have audited, in accordance with generally accepted auditing standards, the financial statements of EnergyNorth Natural Gas, Inc. included in this Registration Statement and have issued our report thereon dated November 1, 1996. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed under Item 16(b) of the Registration Statement is presented for purposes of complying with the Securities and Exchange Commission rules and is not part of the basic financial statements. This schedule for the three years ended September 30, 1996 has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          /s/ Arthur Andersen LLP

Boston, Massachusetts
November 1, 1996

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

  Reserves which are deducted in the balance sheets from assets to which they apply:

                                                             ADDITIONS
                                                       ----------------------
                                            BALANCE AT CHARGED TO CHARGED TO             BALANCE AT
                                            BEGINNING  COSTS AND     OTHER                 END OF
                            DESCRIPTION     OF PERIOD   EXPENSES  ACCOUNTS(1) DEDUCTIONS   PERIOD
                            -----------     ---------- ---------- ----------- ---------- ----------
Twelve months ended
 June 30, 1997           Allowance for
 (unaudited)............  doubtful accounts   $1,205     $1,080      $133       $1,085     $1,333
Fiscal year ended
 September 30, 1996..... Allowance for
                          doubtful accounts      907      1,130       138          999      1,176
Fiscal year ended
 September 30, 1995..... Allowance for
                          doubtful accounts      992        990       167        1,242        907
Fiscal year ended
 September 30, 1994..... Allowance for
                          doubtful accounts      850      1,280       145        1,283        992

- --------
(1) Represents recoveries on accounts previously written off.

                                 EXHIBIT INDEX

 EXHIBIT                                                                   PAGE
   NO.                             DESCRIPTION                             NO.
 -------                           -----------                             ----
   1     Underwriting Agreement between EnergyNorth Natural Gas, Inc.
          and Edward D. Jones & Co., L.P.
  *3.1   Articles of Incorporation of EnergyNorth Natural Gas, Inc.
  *3.2   Bylaws of EnergyNorth Natural Gas, Inc.
   4.1   Gas Service, Inc. General and Refunding Mortgage Indenture,
          dated as of June 30, 1987, as amended, and supplemented by a
          First Supplemental Indenture, dated as of October 1, 1988, and by a Second Supplemental Indenture, dated as of August 31,
          1989, is incorporated by reference to Exhibit 4.1 of
          EnergyNorth, Inc.'s Form 10-K (File No. 0-11035) for the
          fiscal year ended September 30, 1989
   4.2   Third Supplemental Indenture, dated as of September 1, 1990, to
          Gas Service, Inc. General and Refunding Mortgage Indenture,
          dated as of June 30,1987, is incorporated by reference to
          Exhibit 4.2 of EnergyNorth, Inc.'s Form 10-K (File No. 0-
          11035) for the fiscal year ended September 30, 1990
   4.3   Fourth Supplemental Indenture, dated as of January 10, 1992, to
          Gas Service, Inc. General and Refunding Mortgage Indenture,
          dated as of June 30, 1987, is incorporated by reference to
          Exhibit 4.3 of EnergyNorth, Inc.'s Form 10-K (File No. 0-
          11035) for the fiscal year ended September 30, 1992
   4.4   Fifth Supplemental Indenture, dated as of February 1, 1995, to
          Gas Service, Inc. General and Refunding Mortgage Indenture,
          dated as of June 30, 1987 is incorporated by reference to
          Exhibit 4.4 to EnergyNorth, Inc.'s Form 10-K (File No. 0-
          11035) for the fiscal year ended September 30, 1996
   4.5   Sixth Supplemental Indenture, dated as of September 15, 1997, to Gas Service, Inc. General and Refunding Mortgage Indenture,
          dated as of June 30, 1987
   4.6   Copies of Bond Indentures and a note and credit agreement
          defining the rights of holders of long-term debt of certain subsidiaries of EnergyNorth, Inc., under which the amounts of bonds or the note issued do not exceed 10% of the consolidated assets of EnergyNorth, Inc. will be furnished to the
          Securities and Exchange Commission upon request
  *5     Opinion of McLane, Graf, Raulerson & Middleton, Professional
          Association as to the legality of the Bonds being registered
  10.1   Gas transportation agreement (FT-A), dated as of September 1,
          1993, between Tennessee Gas Pipeline Company and EnergyNorth
          Natural Gas, Inc. is incorporated by reference to Exhibit 10.1 to EnergyNorth, Inc.'s Form 10-K (File No. 0-11035) for the
          fiscal year ended September 30, 1993
  10.2   Gas transportation agreement (contract No. 632), dated as of
          September 1, 1993, between Tennessee Gas Pipeline Company and
          EnergyNorth Natural Gas, Inc. is incorporated by reference to
          Exhibit 10.2 of EnergyNorth, Inc.'s Form 10-K (File No. 0-
          11035) for the fiscal year ended September 30, 1995
  10.3   Supplemental Executive Retirement Plan of EnergyNorth, Inc., as
          amended, is incorporated by reference to Exhibit 10.3 to
          EnergyNorth, Inc.'s Form 10-K (File No. 0-11035) for the
          fiscal year ended September 30, 1996
  10.4   Deferred Compensation Agreement, dated as of November 30, 1993, between Robert R. Giordano and EnergyNorth, Inc. is
          incorporated by reference to Exhibit 10.3 to EnergyNorth,
          Inc.'s Form 10-K (File No. 0-11035) for the fiscal year ended
          September 30, 1993
  10.5   Deferred Compensation Agreement, dated as of November 30, 1993, between Albert J. Hanlon and EnergyNorth, Inc. is incorporated by reference to Exhibit 10.5 to EnergyNorth, Inc.'s Form 10-K
          (File No. 0-11035) for the fiscal year ended September 30,
          1993

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*  Previously filed.
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
 EXHIBIT                                                                   PAGE
   NO.                             DESCRIPTION                             NO.
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  10.6   Amendment to Deferred Compensation Agreement, dated as of
          October 1, 1996, between Robert R. Giordano and EnergyNorth,
          Inc. is incorporated by reference to Exhibit 10.6 to
          EnergyNorth, Inc.'s 10-K (File No. 0-11035) for the fiscal year ended September 30, 1996
  10.7   Amendment to Deferred Compensation Agreement, dated as of
          October 1, 1996, between Albert J. Hanlon and EnergyNorth,
          Inc. is incorporated by reference to Exhibit 10.6 EnergyNorth,
          Inc.'s 10-K (File No. 0-11035) for the fiscal year ended
          September 30, 1996
  10.8   Deferred Compensation Agreement, dated as of November 30, 1993, between Richard P. Demers and EnergyNorth, Inc. is
          incorporated by reference to Exhibit 10.6 to EnergyNorth,
          Inc.'s 10-K (File No. 0-11035) for the fiscal year ended
          September 30, 1996
  10.9   Deferred Compensation Agreement, dated as of November 30, 1995, between Frank L. Childs and EnergyNorth, Inc. is incorporated by reference to Exhibit 10.6 to EnergyNorth, Inc.'s 10-K (File
          No. 0-11035) for the fiscal year ended September 30, 1996
  10.10  Deferred Compensation Agreement, dated as of November 30, 1993, between Michelle L. Chicoine and EnergyNorth, Inc. is
          incorporated by reference to Exhibit 10.6 to EnergyNorth,
          Inc.'s 10-K (File No. 0-11035) for the fiscal year ended
          September 30, 1996
  10.11  EnergyNorth, Inc. 1992 Directors' Deferred Compensation Plan,
          as amended, is incorporated by reference to Exhibit 10.11 to
          EnergyNorth, Inc.'s 10-K (File No. 0-11035) for the fiscal year ended September 30, 1996
  10.12  Employment Agreement, dated as of December 1, 1995, between
          Robert R. Giordano and EnergyNorth, Inc. is incorporated by reference to Exhibit 10.9 to EnergyNorth, Inc.'s Form 10-K
          (File No. 0-11035) for the fiscal year ended September 30,
          1995
  10.13  Employment Agreement, dated as of December 1, 1995, between
          Albert J. Hanlon and EnergyNorth, Inc. is incorporated by
          reference to Exhibit 10.11 to EnergyNorth, Inc.'s Form 10-K
          (File No. 0-11035) for the fiscal year ended September 30,1995
  10.14  Management Continuity Agreement, dated as of December 7, 1995, between Robert R. Giordano and EnergyNorth, Inc. is
          incorporated by reference to Exhibit 10.12 to EnergyNorth,
          Inc.'s Form 10-K (File No. 0-11035) for the fiscal year ended
          September 30, 1995
  10.15  Management Continuity Agreement, dated as of December 7, 1995, between Albert J. Hanlon and EnergyNorth, Inc. is incorporated by reference to Exhibit 10.14 to EnergyNorth, Inc.'s Form 10-K
          (File No. 0-11035) for the fiscal year ended September 30,
          1995
  10.16  Management Continuity Agreement, dated as of December 2, 1996, between Michelle L. Chicoine and EnergyNorth, Inc. is
          incorporated by reference to Exhibit 10.18 to EnergyNorth,
          Inc.'s Form 10-K (File No. 0-11035) for the fiscal year ended
          September 30, 1996
  10.17  Management Continuity Agreement, dated as of December 2, 1996, between Frank L. Childs and EnergyNorth, Inc. is incorporated by reference to Exhibit 10.19 to EnergyNorth, Inc.'s Form 10-K
          (File No. 0-11035) for the fiscal year ended September 30,
          1996
  10.18  Management Continuity Agreement, dated as of December 7, 1995, between Richard P. Demers and EnergyNorth, Inc. is
          incorporated by reference to Exhibit 10.20 to EnergyNorth,
          Inc.'s Form 10-K (File No. 0-11035) for the fiscal year ended
          September 30, 1996
  10.19  EnergyNorth, Inc. Key Employee Performance and Equity Incentive
          Plan, as amended, is incorporated by reference to Exhibit
          10.15 to EnergyNorth, Inc.'s Form 10-K (File No. 0-11035) for
          the fiscal year ended September 30, 1995
 10.20   EnergyNorth, Inc. Director Incentive Plan is incorporated by reference to Exhibit 10 to EnergyNorth, Inc.'s Form 10-Q (File
          No. 0-11035) for the quarter ended March 31, 1997

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
 EXHIBIT                                                                   PAGE
   NO.                             DESCRIPTION                             NO.
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
  10.21  Tax Sharing Agreement, dated as of October 1, 1988
 *10.22  Cost Allocation Agreement, dated as of October 1, 1996
  12     Statement re: Computation of Ratios
 *23.1   Consent of McLane, Graf, Raulerson & Middleton, Professional
          Association is contained in Exhibit 5 and incorporated herein by reference
 *23.2   Consent of Arthur Andersen LLP
  24     Power of Attorney is incorporated by reference to Page II-5 of
          EnergyNorth Natural Gas, Inc.'s Registration Statement on Form
          S-1 (File No. 333-32949).
  25     Statement of Eligibility of Bank of New Hampshire as Trustee on
          Form T-1
 *27     Financial Data Schedule

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*  Previously filed.